
11005304

M&M

MERCHANTS & MARINE

BANCORP, INC.


SEC MAIL
RECEIVED
PROCESSING
MAR 11 2011
WASH., D.C.
211
SECTION



ANNUAL REPORT 2010

We're Hometown People That You Know

TABLE OF CONTENTS

PHONE 228 • 762 • 3311
3118 PASCAGOULA STREET
PASCAGOULA, MS 39567


M&M
MERCHANTS & MARINE
BANCORP, INC.

FAX 228 • 934 • 1346
P.O. BOX 729
PASCAGOULA, MS 39568 • 0729

March 3, 2011

To Our Shareholders:

The report herein shows an excellent performance by Merchants & Marine Bank in 2010. Earnings improved substantially. Net income finished at $4.9 million, up $1.6 million or 49.8% over 2009. Net income per share improved to $3.70 compared to $2.49 per share in 2009. Loan volume grew to $219.8 million, up nearly $9 million over the previous year. Deposits grew $86.0 million, and total assets climbed to $503.4 million by year-end.

These results exceeded our original projections for the year and run contrary to most of the banking industry's performance in 2010. The low rate environment, burdensome federal regulation, and a slow economy have severely hurt all banks' ability to generate consistent, acceptable revenues. Our strong performance last year can be attributed to two factors – (1) a conservative lending discipline that enabled us to avoid commercial and real estate loan losses and (2) successful implementation of an aggressive plan of work.

Our commitment to a conservative, time-proven business model has served us well through economic crisis, catastrophic weather events, and national uncertainty. Community banking continues to be the backbone of the U. S. economy and certainly plays the most significant role in the success of small businesses throughout this country. We remain optimistic that the Gulf Coast economy will steadily improve, and we are confident that our seasoned management and staff will produce exceptional performance.

We look forward to seeing you on April 7, 2011.

Sincerely,

Royce Cumbest
Chief Executive Officer



Wolfe • McDuff & Oppie
CERTIFIED PUBLIC ACCOUNTANTS
(A Professional Association)

Jack A. Oppie, CPA
C. Scott Rankin, CPA

Lindsey M. Henley, CPA
Carolyn H. Rossignol, CPA
Jesse J. Wolfe, CPA (1927-2009)
Grover B. McDuff, CPA (Retired)

3103 Pascagoula Street · Pascagoula, MS 39567 · Phone: 228-762-6343 · Fax: 228-762-4498 · www.wmocpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Merchants & Marine Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Merchants & Marine Bancorp, Inc. (the "Bancorp") and subsidiary as of December 31, 2010 and 2009, and the related statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010. These financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merchants & Marine Bancorp, Inc. and subsidiary as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Wolfe, McDuff & Oppie

Pascagoula, Mississippi
February 14, 2011



MERCHANTS & MARINE BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CONDITION
December 31, 2010 and 2009

	2010	2009
ASSETS		
Cash and due from banks	$ 20,010,142	14,451,113
Federal funds sold	3,147,000	16,450,000
Securities:		
Available-for-sale at fair value	116,333,500	33,325,635
Held-to-maturity at amortized cost	112,981,596	143,957,199
Non-marketable equity securities	900,060	900,060
Loans	219,779,834	210,256,672
Less:		
Allowance for loan losses	3,268,217	3,100,000
Unearned income	41,271	43,449
Loans, net	216,470,346	207,113,223
Property and equipment, net	15,727,476	16,778,718
Other real estate owned	2,275,723	2,194,611
Accrued income	2,401,057	2,499,639
Goodwill, net	880,398	880,398
Other assets	12,267,658	11,923,289
Total assets	$ 503,394,956	450,473,885
LIABILITIES		
Deposits:		
Non-interest bearing demand	$ 79,614,176	77,614,260
Interest bearing savings, demand and other time deposits	348,586,934	305,253,753
Total deposits	428,201,110	382,868,013
Securities sold under agreements to repurchase	13,729,528	8,433,632
Accrued expense and other liabilities	9,113,767	8,187,322
Total liabilities	451,044,405	399,488,967
STOCKHOLDERS' EQUITY		
Common stock - $2.50 par value per share, 1,330,560 shares authorized, 1,330,338 shares issued and outstanding	3,325,845	3,325,845
Surplus	14,500,000	14,500,000
Retained earnings	39,013,928	35,560,524
Accumulated other comprehensive income (loss)	(4,489,222)	(2,401,451)
Total stockholders' equity	52,350,551	50,984,918
Total liabilities and stockholders' equity	$ 503,394,956	450,473,885

See accompanying notes to financial statements.

MERCHANTS & MARINE BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Interest income			
Interest and fees on loans	$ 14,030,856	14,100,737	14,722,605
Interest on investment securities:			
Taxable	5,255,077	5,575,643	8,223,847
Exempt from federal and state income tax	718,925	431,597	293,049
Interest on federal funds sold	59,957	53,167	617,070
Other interest income	93,556	2,043	7,653
Total interest income	20,158,371	20,163,187	23,864,224
Interest expense			
Interest on deposits	3,586,035	4,957,500	6,812,012
Interest on federal funds purchased and securities sold under agreements to repurchase	23,587	39,592	325,213
Total interest expense	3,609,622	4,997,092	7,137,225
Net interest income	16,548,749	15,166,095	16,726,999
Provision for loan losses	1,027,127	780,890	563,178
Net interest income after provision for loan losses	15,521,622	14,385,205	16,163,821
Non-interest income			
Service charges on deposit accounts	4,452,383	4,155,103	4,331,617
Other service charges, commissions and fees	1,085,112	1,044,066	1,032,825
Gain on sale of other real estate owned	955,615	47,279	146,371
Gain on sale of securities	365,401	-	117,392
Other	700,160	925,622	1,511,119
Total non-interest income	7,558,671	6,172,070	7,139,324
Non-interest expense			
Salaries and employee benefits	7,677,966	7,654,312	6,806,340
Occupancy expense	2,985,133	3,205,066	2,737,432
Services and fees expense	2,095,508	1,430,040	1,314,581
Other	3,858,028	3,521,616	5,487,142
Total non-interest expense	16,616,635	15,811,034	16,345,495
Income before income taxes	6,463,658	4,746,241	6,957,650
Income taxes	1,548,000	1,435,000	2,228,000
Net income	$ 4,915,658	3,311,241	4,729,650
Net income per common share	$ 3.70	2.49	3.56

See accompanying notes to financial statements.

MERCHANTS & MARINE BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Net income	$ 4,915,658	3,311,241	4,729,650
Other comprehensive income, net of tax:			
Unrealized gain (loss) on securities available-for-sale	(2,133,264)	(327)	185,862
Unrealized gain (loss) on pension plan assets	45,493	409,082	(2,499,326)
Comprehensive income	$ 2,827,887	3,719,996	2,416,186

See accompanying notes to financial statements.

MERCHANTS & MARINE BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2010, 2009 and 2008

	Common Stock				Accumulated Other
	Shares Issued	Amount	Surplus	Retained Earnings	Comprehensive Income (Loss)
Balance, January 1, 2008	1,330,338	$ 3,325,845	14,500,000	31,111,546	(496,742)
Net income	-	-	-	4,729,650	-
Cash dividends, $1.35 per share	-	-	-	(1,795,956)	-
Change in unrealized gain (loss) on securities available-for-sale, net of taxes of $95,747	-	-	-	-	185,862
Change in unrealized gain (loss) on pension plan, net of taxes of ($1,287,532)	-	-	-	-	(2,499,326)
Balance, December 31, 2008	1,330,338	3,325,845	14,500,000	34,045,240	(2,810,206)
Net income	-	-	-	3,311,241	-
Cash dividends, $1.35 per share	-	-	-	(1,795,957)	-
Change in unrealized gain (loss) on securities available-for-sale, net of taxes of ($168)	-	-	-	-	(327)
Change in unrealized gain (loss) on pension plan, net of taxes of $210,739	-	-	-	-	409,082
Balance, December 31, 2009, as originally reported	1,330,338	3,325,845	14,500,000	35,560,524	(2,401,451)
Prior period adjustment of $333,702 (see Note 17)	-	-	-	333,702	-
Balance, December 31, 2009, as restated	1,330,338	3,325,845	14,500,000	35,894,226	(2,401,451)
Net income	-	-	-	4,915,658	-
Cash dividends, $1.35 per share	-	-	-	(1,795,956)	-
Change in unrealized gain (loss) on securities available-for-sale, net of taxes of ($1,098,954)	-	-	-	-	(2,133,264)
Change in unrealized gain (loss) on pension plan, net of taxes of $23,435	-	-	-	-	45,493
Balance, December 31, 2010	1,330,338	$ 3,325,845	14,500,000	39,013,928	(4,489,222)

See accompanying notes to financial statements.

MERCHANTS & MARINE BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,915,658	3,311,241	4,729,650
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,395,506	1,446,905	1,214,757
Provision for loan losses	1,027,127	780,890	561,127
Writedowns on real estate owned	-	80	55,947
(Accretion) amortization of securities premium/discount	122,445	2,053	69,178
(Gain) on sale of assets	(962,365)	(47,279)	(356,283)
(Gain) on sale of securities	(365,401)	-	(117,392)
Noncash charitable donation	-	-	310,000
Decrease in accrued income	98,582	586,894	235,989
Reinvested earnings on securities	-	-	(61,649)
Decrease in interest payable	(108,596)	(413,805)	(140,185)
Other, net	1,835,120	(2,479,986)	(344,723)
Net cash provided by operating activities	7,958,076	3,186,993	6,156,416
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net (increase) decrease in federal funds sold and securities purchased under agreements to resell	13,303,000	(5,411,000)	15,438,000
Proceeds from sales and maturities of securities available-for-sale	100,232,140	51,065,000	43,045,413
Purchases of securities available-for-sale	(186,093,370)	(54,156,709)	(33,919,423)
Proceeds from maturities of securities held-to-maturity	133,145,000	126,792,593	91,075,741
Purchases of securities held-to-maturity	(102,305,295)	(124,236,466)	(93,792,767)
Purchase of non-marketable equity securities	-	(300,000)	-
Net (increase) decrease in loans	(10,783,494)	(11,644,680)	1,983,719
Purchases of property and equipment	(113,037)	(475,507)	(4,168,409)
Proceeds from sale of assets	1,382,972	221,400	140,000
Net cash provided (used) by investing activities	(51,232,084)	(18,145,369)	19,802,274
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase (decrease) in deposits	45,333,097	15,622,900	(16,263,799)
Net increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	5,295,896	(2,483,335)	(10,101,519)
Dividends paid	(1,795,956)	(1,795,957)	(1,795,956)
Net cash provided (used) by financing activities	48,833,037	11,343,608	(28,161,274)
Net increase (decrease) in cash and due from banks	5,559,029	(3,614,768)	(2,202,584)
Cash and due from banks, beginning	14,451,113	18,065,881	20,268,465
Cash and due from banks, ending	$ 20,010,142	14,451,113	18,065,881

See accompanying notes to financial statements.

MERCHANTS & MARINE BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010, 2009 and 2008

		2010	2009	2008
Supplemental disclosures of cash flow information:				
Cash paid during the year for:				
Interest	$	3,718,218	5,410,897	7,277,410
Income taxes		900,000	1,680,000	2,525,000

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

Merchants & Marine Bancorp, Inc. (the "Bancorp") is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Merchants & Marine Bank (the "Bank"). The Bancorp generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Jackson and George Counties in Mississippi. The Bancorp operates under a state bank charter and provides full banking services. As a state bank, the Bancorp is subject to regulation by the Mississippi Department of Banking and Consumer Finance and the Federal Deposit Insurance Corporation.

The Bancorp is locally owned and strongly community oriented. The Bancorp's goal is to offer all the products and services of the larger banks and multi-bank holding corporations, while maintaining the personalized, local service of a community bank.

Basis of Consolidation:

The consolidated financial statements include the accounts of the Bancorp and its wholly-owned subsidiary, the Bank, after elimination of all material intercompany transactions and balances.

Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the allowance for loan losses is a material estimate that is particularly subject to significant change in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Bancorp's loans are generally secured by specific items of collateral including real property, consumer assets and business assets.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bancorp to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents:

For the purpose of presentation in the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand and amounts due from banks.

Securities:

Securities have been classified into one of three categories: trading, held-to-maturity or available-for-sale. Management determines the appropriate classification of debt and equity securities at the time of purchase and re-evaluates this classification periodically. Trading account securities are held for resale in anticipation of short-term market movements. Debt securities are classified as held-to-maturity when management has the positive intent and ability to hold the securities to maturity. Securities not classified as held-to-maturity or trading are classified as available-for-sale. The Bancorp had no trading securities during the three-year period ended December 31, 2010. Held-to-maturity securities are stated at amortized cost. Debt and equity securities available-for-sale are stated at fair value, with unrealized gains and losses, net of income taxes, reported as a separate component of stockholders' equity until realized.

The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity over the estimated life of the security. Amortization, accretion and accrued interest are included in interest on investment securities. Realized gains and losses and declines in fair value judged to be other-than-temporary are included in net security gains (losses). Gains and losses on the sale of securities available-for-sale are determined using the specific identification method.

The Bancorp also holds non-marketable securities. These securities are restricted and do not have readily determinable fair values. These securities are carried at their acquisition cost and are accounted for by the cost method.

Loans:

Loans are stated at the amount of unpaid principal. Interest on commercial and real estate mortgage loans is accrued and credited to income based on the principal amount outstanding. Income on installment loans is credited to income based on a method that approximates the interest method. The accrual of interest on loans is discontinued once the loan reaches 90 days past due. Upon such discontinuance, all unpaid accrued interest is reversed and payments subsequently received are applied first to principal. Interest income is recorded after principal has been satisfied and as payments are received. Loans are returned to accrual status when all the principal and interest contractually due are brought current and future amounts are reasonably assured.

A loan is considered impaired when, based on current information and events, it is probable that the Bancorp will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans (continued):

length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. A valuation allowance is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bancorp does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Loan origination fees are recognized as income when received. Revenue from these fees is not material to the financial statements.

Allowance for Loan Losses:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the remaining loan balance will go uncollected. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

Property and Equipment, Net:

Property and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the term of the lease or the asset's useful life.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other Real Estate Owned:

Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the lower of cost or fair value less estimated selling costs at the date of foreclosure. Fair value is based primarily on independent appraisals and other relevant factors. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed and included in non-interest expense. The portion of interest costs relating to development of real estate is capitalized.

Goodwill:

Goodwill represents costs in excess of the fair value of net assets acquired in connection with purchase business combinations. The Bancorp tests its goodwill for impairment annually. If indicators of impairment were present in goodwill and undiscounted future cash flows were not expected to be sufficient to recover the asset's carrying amount, an impairment loss would be charged to expense in the period identified. No impairment charges were recognized during the three years ended December 31, 2010.

Income Taxes:

Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred taxes on temporary differences are calculated at the currently enacted tax rates applicable to the period in which the deferred tax assets, liabilities, income or expense are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Comprehensive Income:

Comprehensive income includes net income and other comprehensive income which, in the case of the Bancorp, includes unrealized gains and losses on securities available-for-sale and the gains or losses and prior service cost or credits that arise during the period related to the Bancorp's defined benefit pension plan but are not recognized as components of net periodic benefit cost. All items of comprehensive income are stated net of tax.

MERCHANTS & MARINE BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements:

On January 1, 2008, the Bancorp adopted new accounting guidance regarding fair value measurement standards, which clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. The new guidance describes the three levels of inputs that may be used to measure fair value:

- Level 1 inputs are unadjusted quoted prices in active markets for identical securities.
- Level 2 inputs include quoted prices for similar securities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the investments. Such inputs include market interest rates, volatilities and yield curves.
- Level 3 inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement including the reporting entity's own assumptions in determining the fair value of the investment.

NOTE 2. SECURITIES

The amortized cost of securities and their estimated fair values are as follows (dollars in thousands):

	December 31, 2010				December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale:								
US Government Agency Funds	$ 119,168	5	(2,956)	116,217	32,927	278	(27)	33,178
Equity securities	72	45	-	117	72	76	-	148
Total	$ 119,240	50	(2,956)	116,334	32,999	354	(27)	33,326
Held-to-maturity:								
US Government Agency Funds	$ 83,157	1,219	-	84,376	123,670	1,043	(240)	124,473
State, county and municipal securities	29,825	587	(399)	30,013	20,287	630	(64)	20,853
Total	$ 112,982	1,806	(399)	114,389	143,957	1,673	(304)	145,326

NOTE 2. SECURITIES (continued)

The amortized cost and estimated fair value of securities held-to-maturity and available-for-sale at December 31, 2010 by contractual maturity are as follows (dollars in thousands):

	Available-For-Sale		Held-To-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Amounts maturing in:				
One year or less	$ 72	117	4,887	4,954
After one year through five years	5,000	5,001	63,248	64,536
After five years through ten years	114,168	111,216	36,795	37,317
Greater than ten years	-	-	8,052	7,582
	$ 119,240	116,334	112,982	114,389

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Proceeds from sales of available-for-sale securities were approximately $38,052,000 in 2010, including a realized gain of $365,401. There were no sales of securities in 2009 or 2008.

On March 25, 2008, Visa, Inc. completed its initial public offering ("IPO"). Prior to the IPO, the Bancorp owned 2,744 shares of Visa, Inc., which had been acquired through the years by participation in the VISA network. The Bancorp did not carry these shares as an asset on its balance sheet because there was no readily determinable market value for this investment, nor did the Bancorp have a basis in it. As a result of the Bancorp's participation in the IPO, the Bancorp received $45,413 under a mandatory partial redemption clause for 1,061 shares, plus 1,683 shares of the newly issued Visa, Inc. stock. These shares were valued at $42.80 per share, or $72,032 for the 1,683 shares received. The proceeds received by the Bancorp from the Visa IPO are included in the December 31, 2008 Consolidated Statement of Income under the caption "Other non-interest income."

Securities with a carrying value of approximately $130,295,000 and $101,375,000, respectively, were pledged at December 31, 2010 and 2009 to secure certain deposits.

Information pertaining to securities with gross unrealized losses at December 31, 2010 and 2009 aggregated by investment category and length of time that individual securities have been in a continuous loss position follows (dollars in thousands):

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2010:						
US Government Agency Funds	$ 101,212	(2,956)	-	-	101,212	(2,956)
State, county and municipal securities	9,786	(399)	-	-	9,786	(399)
Total	$ 110,998	(3,355)	-	-	110,998	(3,355)

NOTE 2. SECURITIES (continued)

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2009:						
US Government Agency Funds	$ 16,368	(247)	979	(20)	17,347	(267)
State, county and municipal securities	2,065	(64)	-	-	2,065	(64)
Total	$ 18,433	(311)	979	(20)	19,412	(331)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and to the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Bancorp to retain its investments in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2010, the 51 debt securities with unrealized losses have depreciated 2.93% from the Bancorp's amortized cost basis. These securities are guaranteed by either the U.S. Government or other governments. These unrealized losses relate principally to current interest rates for similar types of securities and not credit quality. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and the results of reviews of the issuer's financial condition. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other-than-temporary.

The Bancorp also holds non-marketable equity securities. These securities are restricted and do not have readily determinable market values. These securities are carried at their acquisition cost and are accounted for by the cost method.

The acquisition cost of these non-marketable securities as of December 31, 2010 and 2009 are as follows:

	2010	2009
Beginning balance	$ 900,060	600,060
Purchases of non-marketable equity securities	-	300,000
Ending balance	$ 900,060	900,060

NOTE 3. LOANS

Loans outstanding at December 31, 2010 and 2009, by major lending classification, were as follows (in thousands):

	2010	2009
Loans secured by real estate:		
Construction	$ 28,111	26,933
Farmland	1,708	1,517
Revolving, open-end secured by 1-4 family residential property	1,021	1,381
1-4 family residential properties	43,568	42,352
Multifamily (5 or more) residential properties	398	77
Nonfarm nonresidential properties	83,461	70,527
Commercial and industrial	27,210	26,743
Loans to individuals for household, family and other personal expenditures	29,544	35,535
Municipal and government	3,670	4,582
Other	1,089	610
	$ 219,780	210,257

Changes in the allowance for loan losses for the years ended December 31, 2010, 2009 and 2008 are as follows (in thousands):

	2010	2009	2008
Balance, January 1,	$ 3,100	3,100	3,100
Recoveries	646	337	264
Loans charged off	(1,505)	(1,118)	(827)
Provision for loan losses	1,027	781	563
Balance, December 31,	$ 3,268	3,100	3,100

The Bancorp's lending activities are concentrated in Jackson and George Counties in Mississippi.

At December 31, 2010 and 2009, the carrying amounts of nonaccrual loans, which are considered for impairment analysis, were $3,916,546 and $950,644, respectively. When a loan is deemed impaired, the full difference between the carrying amount of the loan and the most likely estimate of the asset's fair value less cost to sell, is charged-off. At December 31, 2010 and 2009, specifically evaluated impaired loans totaled $5,788,306 and $3,992,386, respectively. The average carrying amounts of specifically evaluated impaired loans for 2010, 2009 and 2008 were $3,486,377, $2,188,012 and $2,271,027, respectively. The Bancorp had $1,677,759, $1,130,179 and $20,258 of specific allowance related to impaired loans at December 31, 2010, 2009 and 2008, respectively. The amount of interest that would have been recorded on nonaccrual loans had the loans not been classified as nonaccrual in 2010, 2009 and 2008, was $266,909, $826,345 and $741,495, respectively. No material interest income was recognized on impaired or nonaccrual loans for the years ended December 31, 2010, 2009 and 2008.

NOTE 3. LOANS (continued)

Transfers from loans to other real estate owned amounted to approximately $468,000, $2,135,000 and $141,500 for the years ended 2010, 2009 and 2008, respectively.

NOTE 4. PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2010 and 2009 are stated at cost less accumulated depreciation as follows (in thousands):

		2010	2009
Land and buildings	$	19,389	19,148
Furniture and equipment		5,179	5,104
		24,568	24,252
Accumulated depreciation		(8,841)	(7,474)
Net property and equipment	$	15,727	16,778

Depreciation expense for the years ended December 31, 2010, 2009 and 2008 amounted to $1,395,506, $1,446,905 and $1,214,757, respectively.

NOTE 5. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Bancorp's deferred tax assets and liabilities as of December 31, 2010 and 2009 are as follows (in thousands):

		2010	2009
Deferred tax assets:			
Provision for loan losses not currently deductible	$	890	862
Write-down of other real estate not currently deductible		224	113
Deferred compensation		1,655	1,592
Loan origination costs not currently deductible		318	329
Accrued interest on non-accrual loans		91	281
Underfunded pension		835	649
Losses on defined benefit plan assets		1,325	1,348
Unrealized gains on securities available-for-sale		988	-
Gross deferred tax asset		6,326	5,174

NOTE 5. INCOME TAXES (continued)

Deferred tax liabilities:		
Book basis of fixed assets greater than tax	(2,851)	(2,847)
Discount accretion	(10)	(16)
Unrealized gains on securities available-for-sale	-	(111)
Gross deferred tax liability	(2,861)	(2,974)
Net deferred tax asset	$ 3,465	2,200

The Bancorp has evaluated the need for a valuation allowance and, based on the weight of the available evidence, has determined that it is more likely than not that all deferred tax assets will be realized.

Income taxes consisted of the following components for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	2010	2009	2008
Currently payable	$ 1,946	1,519	2,334
Deferred	(398)	(84)	(106)
Total income taxes	$ 1,548	1,435	2,228

Income taxes amounted to less than the amounts computed by applying the U.S. Federal income tax rate of 34% to income before taxes. The reasons for the differences for the years ended December 31, 2010, 2009 and 2008 are as follows (in thousands):

	2010		2009		2008	
	Amount	%	Amount	%	Amount	%
Taxes computed at statutory rate	$ 2,198	34.0	1,614	34.0	2,366	34.0
Increase (decrease) in taxes resulting from:						
Tax exempt life insurance income (net of expense)	(151)	(2.3)	(61)	(1.3)	(61)	(0.9)
Tax exempt interest income	(300)	(4.6)	(141)	(3.0)	(99)	(1.4)
Tax credits available	(181)	(2.8)	-	-	-	-
Miscellaneous permanent differences	(18)	(0.3)	23	0.5	22	0.3
	$ 1,548	24.0	1,435	30.2	2,228	32.0

On January 1, 2008, the Bancorp adopted new accounting guidance that clarified the accounting for uncertain tax positions. The Bancorp determined that no adjustment was required to retained earnings due to the adoption of this new accounting guidance. There were no material uncertain tax positions at December 31, 2010. The Bancorp does not expect that unrecognized tax benefits will significantly increase or decrease within the next 12 months.

It is the Bancorp's policy to recognize interest and penalties accrued relative to unrecognized tax benefits in income tax expense. As of December 31, 2010, no interest or penalties were accrued on the Bancorp's Consolidated Balance Sheet.

NOTE 5. INCOME TAXES (continued)

The Bancorp and its subsidiary file consolidated income tax returns with federal and Mississippi taxing authorities. Its filed income tax returns are no longer subject to examination by taxing authorities for years prior to 2007.

NOTE 6. DEPOSITS

Deposit account balances at December 31, 2010 and 2009 are summarized as follows (in thousands):

	2010	2009
Non-interest bearing demand	$ 79,614	77,614
Interest bearing demand	190,373	155,140
Savings	44,056	44,007
Certificates of deposit	114,158	106,107
Total deposits	$ 428,201	382,868

Certificates by contractual maturity as of December 31, 2010 are as follows (in thousands):

2011	$ 84,865
2012	12,149
2013	2,803
2014	1,136
2015	8,156
Thereafter	5,049
	$ 114,158

Certificates of deposit in excess of $100,000 aggregated approximately $56,773,000 and $54,494,000 at December 31, 2010 and 2009, respectively. Interest expense on these certificates amounted to approximately $971,000 and $1,576,000 for the years ended December 31, 2010 and 2009, respectively.

Overdrawn demand deposits reclassified as loans totaled approximately $532,000 and $599,000 at December 31, 2010 and 2009, respectively.

NOTE 7. LINES OF CREDIT

The Bancorp has established various lines of credit with financial institutions, allowing for maximum borrowings of $25,200,000 at rates determined by the lender when borrowed. At December 31, 2010 and 2009, the Bancorp had no outstanding balance on these lines of credit.

NOTE 8. EMPLOYEE BENEFIT PLANS

The Bancorp has a non-contributory pension plan covering all employees who qualify under length of service and other requirements. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service and average earnings for the five consecutive plan years which produce the highest average. Data relative to the pension plan as of December 31, 2010, 2009 and 2008 follows (in thousands):

	December 31,		
	2010	**2009**	**2008**
Reconciliation of benefit obligation:			
Projected benefit obligation at beginning of period	$ 10,660	9,662	8,865
Service cost	405	320	326
Interest cost	601	587	632
Actuarial (gain) loss	519	439	426
Distributions	(391)	(348)	(587)
Projected benefit obligation at end of period	11,794	10,660	9,662
Reconciliation of plan assets:			
Fair value of plan assets at beginning of period	8,753	7,830	10,887
Actual return (loss) on plan assets	1,082	1,355	(2,369)
Benefit payments	(391)	(348)	(587)
Expenses	(107)	(84)	(101)
Fair value of plan assets at end of period	9,337	8,753	7,830
Funded status, included in other liabilities	$ (2,457)	(1,907)	(1,832)
Amounts recognized in accumulated other comprehensive income (loss):			
Net loss	$ 3,896	3,965	4,585
Net periodic pension expense:			
Service cost	$ 406	320	279
Interest cost	601	587	542
Actual (gain) loss on plan assets	(660)	(549)	(747)
Amortization of (gain) loss	272	336	-
Net periodic pension cost	$ 619	694	74

The accumulated benefit obligation for the defined benefit plan was $11,072,217 and $9,749,511 at December 31, 2010 and 2009, respectively.

NOTE 8. EMPLOYEE BENEFIT PLANS (continued)

Rate assumptions:	2010	2009	2008
Discount rate	5.19%	5.77%	6.23%
Long term rate of investment return	7.75%	7.75%	7.00%
Rate of compensation increase	4.00%	4.00%	4.00%

The investment portfolio objective is to seek a balance of investment risk and return by investing in fixed income and equities using tactical asset allocation. In addition, the portfolio seeks to meet current beneficiary liabilities while at the same time grow the principal of the portfolio through price appreciation, dividend income and interest income. The Bancorp's Pension Plan Investment Committee, in establishing these objectives, acknowledges that any investment other than cash entails a risk of loss of principal value, but expects the evaluation of the risk to the potential return to be a significant factor in the selection of the investment assets. The Bancorp's asset allocation targets are 30% fixed income and 70% equity, with no more than 15% of the total equity investment concentrated in international investments.

The fair values of the Bancorp's pension plan assets at December 31, 2010 and 2009 by asset category are as follows:

	Total	Level 1	Level 2	Level 3
December 31, 2010:				
Asset category:				
Cash and cash equivalents	$ 161,320	161,320	-	-
Equity securities:				
US Companies	3,709,080	3,550,897	158,183	-
International companies	110,115	110,115	-	-
Fixed income securities:				
US Government securities	61,534	-	61,534	-
Corporate bonds	95,087	-	95,087	-
Mutual funds	5,200,324	5,200,324	-	-
Total pension plan assets	$ 9,337,460	9,022,656	314,804	-

	Total	Level 1	Level 2	Level 3
December 31, 2009:				
Asset category:				
Cash and cash equivalents	$ 105,660	105,660	-	-
Equity securities:				
US Companies	3,290,409	3,170,649	119,760	-
International companies	136,833	136,833	-	-
Fixed income securities:				
US Government securities	54,482	-	54,482	-
Corporate bonds	94,213	-	94,213	-
Mutual funds	5,071,667	5,071,667	-	-
Total pension plan assets	$ 8,753,264	8,484,809	268,455	-

On the basis of the actuarial valuation, it has been determined that a contribution in the amount of $558,330 is required for the plan year ending October 31, 2011.

NOTE 8. EMPLOYEE BENEFIT PLANS (continued)

The following benefit payments which reflect expected future service, as appropriate, are expected to be paid:

2011	$ 542,922
2012	570,542
2013	665,815
2014	686,022
2015	801,867
2016-2020	4,408,028

The Bancorp also has a 401(k) retirement plan which covers all employees who have completed one year of service of 1,000 hours or more and have attained the age of 21. The employees may voluntarily contribute up to 20% of their wages to the plan on a tax-deferred basis subject to IRS limitations. The Bancorp contributes a matching fifty percent (50%) of the first six percent (6%) of employee contributions. The Bancorp's contributions to the plan were $126,699, $122,635 and $115,068 for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 9. REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Deposit Insurance Corporation ("FDIC"). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that if undertaken, could have a direct material effect on the Bank and the financial statements.

Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to adjusted total assets (as defined in the regulations). Management believes, as of December 31, 2010, the Bank meets all the capital adequacy requirements to which it is subject.

As of December 31, 2010, the Bank was well capitalized under the regulatory framework for prompt corrective action according to the most recent notification from the FDIC. To remain categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

MERCHANTS & MARINE BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008

NOTE 9. REGULATORY CAPITAL (continued)

The Bank's actual and required capital amounts and ratios as of December 31, 2010 and 2009 are as follows (in thousands):

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under the Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2010:						
Total Capital (to Risk-weighted Assets)	$ 58,744	19.85%	23,669	8.00%	29,587	10.00%
Tier I Capital (to Risk-weighted Assets)	55,359	18.71%	11,835	4.00%	17,752	6.00%
Tier I Leverage Capital	55,359	11.06%	15,022	3.00%	25,036	5.00%
December 31, 2009:						
Total Capital (to Risk-weighted Assets)	55,512	20.50%	21,659	8.00%	27,040	10.00%
Tier I Capital (to Risk-weighted Assets)	52,127	19.25%	10,830	4.00%	16,244	6.00%
Tier I Leverage Capital	52,127	11.51%	13,574	3.00%	22,624	5.00%

NOTE 10. RELATED PARTIES

The Bancorp has entered into transactions with its officers, directors, significant stockholders and their affiliates. Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. A summary of the 2010, 2009 and 2008 activity with respect to loans to and deposits from related parties follow (in thousands):

	2010	2009	2008
Loans:			
Balance, January 1	$ 2,945	2,041	1,620
New loans	704	2,713	578
Payments	(958)	(1,809)	(157)
Balance, December 31	$ 2,691	2,945	2,041
Deposits:			
Balance, January 1	$ 5,012	3,326	4,175
Net change	106	1,686	(849)
Balance, December 31	$ 5,118	5,012	3,326

During the ordinary course of business, the Bancorp may purchase goods and services from companies that have a relationship with individuals who are considered related parties to the Bancorp. Significant transactions of this type include the purchase of legal services, consulting services and outsourced internal auditing services.

NOTE 10. RELATED PARTIES (continued)

During the years ended December 31, 2010, 2009 and 2008, the Bancorp paid $238,919, $244,215 and $243,689 in fees to a law firm of which one of the partners is a member of the Bancorp's Board of Directors.

The Bancorp's Chairman serves as the Bancorp's nominee to Mississippi National Banker's Bank headquartered in Jackson, Mississippi and serves on the Board of Mississippi National Banker's Bank. The Mississippi National Banker's Bank acts like a cooperative, providing banking services and products to community banks throughout the State of Mississippi. The Chairman has ownership of ten (10) shares of Mississippi National Banker's Bank stock, which is required to serve on the Board of Directors. The shares are subject to an irrevocable option to purchase granted to the Bancorp, and upon his leaving the Board of Directors of the Mississippi National Banker's Bank, the ten (10) shares would immediately be transferred to the Bancorp. The Bancorp, a founding member of Mississippi National Banker's Bank, owns 2,505 shares of Mississippi National Banker's Bank stock. During the years ended December 31, 2010, 2009 and 2008, the Bancorp paid $30,670, $30,969 and $19,346, respectively, in fees to Mississippi National Banker's Bank for correspondent services.

In January 2005, the Bancorp entered into a consulting arrangement with one of its directors. A maximum of $47,100 in consulting fees (plus expenses) may be paid under the arrangement annually. This arrangement ended on December 31, 2008. The Bancorp incurred $47,662 under this consulting arrangement during the year ended December 31, 2008.

NOTE 11. FAIR VALUE

Assets and liabilities measured at fair value on a recurring basis are summarized below (dollars in thousands).

		Total	Level 1	Level 2	Level 3
Assets at December 31, 2010:					
Securities available-for-sale:					
U.S. Government Agency funds	$	116,217	-	116,217	-
Equity securities		117	117	-	-
Assets at December 31, 2009:					
Securities available-for-sale:					
US Government Agency funds	$	33,178	-	33,178	-
Equity securities		148	148	-	-

The fair values of debt securities available-for-sale are generally determined by matrix pricing, which is widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

The fair values of equity securities available-for-sale are determined by quoted market prices.

NOTE 11. FAIR VALUE (continued)

The following represents assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2010 and 2009.

	Total	Level 1	Level 2	Level 3
Assets at December 31, 2010:				
Impaired loans	$ 4,110,547	-	-	4,110,547
Assets at December 31, 2009:				
Impaired loans	$ 2,862,207	-	-	2,862,207

Impaired loans are loans for which it is probable the Bancorp will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Specific allowances for impaired loans are based on the fair value of the collateral.

Nonfinancial assets and liabilities measured at fair value on a recurring basis are summarized below:

	Total	Level 1	Level 2	Level 3
Assets at December 31, 2010:				
Other real estate owned	$ 2,275,723	-	-	2,275,723
Assets at December 31, 2009:				
Other real estate owned	$ 2,194,611	-	-	2,194,611

The fair value of other real estate owned is based primarily on independent appraisals, less costs to sell. The appraisals are generally discounted based on management's historical knowledge, changes in market conditions from the time of valuation and/or management's expertise and knowledge of the client and client's business.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Federal Funds Sold:

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities:

Fair values for investment securities are based on quoted market price, where available. If quoted market prices are not available, fair values are based on quoted market prices for similar securities.

Loans:

Fair value for loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

NOTE 11. FAIR VALUE (continued)

Deposits:

The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Federal Funds Purchased and Securities Sold Under Agreements to Repurchase:

The carrying amount is a reasonable estimate of fair value.

The estimated fair values of the Bancorp's financial instruments are as follows at December 31, 2010 and 2009 (in thousands):

	2010		2009	
	Carrying Amount	**Fair Value**	**Carrying Value**	**Fair Value**
Financial assets:				
Cash and federal funds sold	$ 23,157	23,157	30,901	30,901
Securities:				
Available-for-sale	116,334	116,334	33,326	33,326
Held-to-maturity	112,982	114,389	143,957	145,326
Non-marketable	900	900	900	900
Loans, net of allowance	216,470	216,162	207,113	206,563
Financial liabilities:				
Deposits	428,201	428,195	382,868	382,586
Federal funds purchased and securities sold under agreements to repurchase	13,730	13,730	8,434	8,434

NOTE 12. CONCENTRATIONS OF CREDIT

All of the Bancorp's loans, commitments, commercial and standby letters of credit have been granted to customers in the Bancorp's market area. The concentrations of credit by type of loan are set forth in Note 3. Commercial and standby letters of credit were granted primarily to commercial borrowers. Regulations limit the amount of credit the Bancorp can extend to any single borrower or group of related borrowers.

NOTE 13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bancorp is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit which are not reflected in the accompanying financial statements until they are funded or related fees are incurred or received.

NOTE 13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (continued)

The Bancorp's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Bancorp uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments and may require collateral or other credit support for financial instruments with credit risk. These obligations are summarized below as of December 31, 2010 and 2009 (in thousands):

	2010	2009
Commitments to extend credit	$ 30,164	27,516
Standby letters of credit	858	257

Commitments to extend credit are agreements to lend to a customer as long as conditions established in the agreement have been satisfied. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments often expire without being fully drawn, the total commitment amounts do not necessarily represent future cash requirements. The Bancorp continually evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bancorp upon extension of credit, is based on management's credit evaluation of the counterparty. Standby letters of credit are conditional commitments issued by the Bancorp to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending a loan.

The Bancorp had due from bank balances in excess of the $250,000 federal insurance limit with the following banks as of December 31, 2010 (in thousands):

Mississippi National Banker's Bank	$ 108

NOTE 14. COMMITMENTS AND CONTINGENCIES

The Bancorp is a defendant in legal actions arising from its normal business activities. Management, on advice from counsel, believes that those actions are without merit or that the ultimate liability resulting from them, if any, will not materially affect the Bancorp's financial position.

The Bancorp acquires space for several of its ATMs under operating leases that are currently under month-to-month terms. In the past, the Bancorp has also leased buildings and land under operating leases. Lease expense under operating leases was approximately $24,000, $24,000 and $56,000 during the years ended December 31, 2010, 2009 and 2008, respectively.

Because the Bancorp's operating leases are presently under month-to-month terms, there are no future minimum payments required under non-cancelable leases, as of December 31, 2010.

NOTE 15. RECLASSIFICATION

Certain reclassifications were made to prior year financial statements in order to conform to the 2010 financial statements presentation.

NOTE 16. FORMATION OF HOLDING COMPANY

On February 5, 2008, the Bank entered into an agreement with the Bancorp. Under the agreement, all of the outstanding shares of the Bank's common stock were exchanged for shares of the Bancorp. This Share Exchange was consummated on April 24, 2008, and the Bancorp became a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is subject to regulation by the Mississippi Department of Banking and Consumer Finance and the Board of Governors of the Federal Reserve Bank.

NOTE 17. PRIOR PERIOD ADJUSTMENT

The Bancorp recorded certain corrections of errors in the current year, as follows:

Retained earnings at December 31, 2009, as originally presented	$	35,560,524
To correct valuation of other real estate owned		109,225
To correct valuation of bank property		224,477
Total prior period adjustment		333,702
Retained earnings at December 31, 2009, as restated	$	35,894,226

NOTE 18. SUBSEQUENT EVENTS

The Bancorp has evaluated subsequent events through February 14, 2011, the date of issuance of the financial statements. No material subsequent events have occurred since December 31, 2010 that required recognition or disclosure in the financial statements.

MERCHANTS & MARINE BANCORP, INC.
SUMMARY OF OPERATIONS
Quarterly Financial Data (unaudited)

Quarterly financial data are summarized below:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(all amounts in thousands, except per share data)			
For the year ended December 31, 2010:				
Interest income	$ 4,894	5,092	4,974	5,199
Interest expense	1,002	926	864	818
Net interest income	3,892	4,166	4,110	4,381
Provision for loan losses	132	244	209	442
Net interest income after provision for loan losses	3,760	3,922	3,901	3,939
Non-interest income	1,657	2,064	2,398	1,439
Non-interest expense	4,403	4,324	4,213	3,676
Income before income taxes	1,014	1,662	2,086	1,702
Income taxes	246	506	636	160
Net income	$ 768	1,156	1,450	1,542
Net income per common share	$ 0.58	0.87	1.09	1.16
For the year ended December 31, 2009:				
Interest income	$ 5,212	4,940	4,988	5,023
Interest expense	1,352	1,328	1,226	1,091
Net interest income	3,860	3,612	3,762	3,932
Provision for loan losses	74	60	304	343
Net interest income after provision for loan losses	3,786	3,552	3,458	3,589
Non-interest income	1,420	1,653	1,629	1,423
Non-interest expense	4,101	3,892	3,951	3,820
Income before income taxes	1,105	1,313	1,136	1,192
Income taxes	336	500	270	329
Net income	$ 769	813	866	863
Net income per common share	$ 0.58	0.61	0.65	0.65

* Certain reclassifications have been made to the quarterly data previously disclosed in order to conform to the 2010 financial statement presentation.

MERCHANTS & MARINE BANCORP, INC.
SUMMARY OF OPERATIONS
Years Ended December 31,

	2010	2009	2008	2007	2006
Interest income	$ 20,158,371	20,163,187	23,864,224	27,890,994	25,198,321
Interest expense	3,609,622	4,997,092	7,137,225	9,219,867	7,014,461
Net interest income	16,548,749	15,166,095	16,726,999	18,671,127	18,183,860
Provision for loan losses	1,027,127	780,890	563,178	560,590	318,120
Net interest income after provision for loan losses	15,521,622	14,385,205	16,163,821	18,110,537	17,865,740
Non-interest income	7,558,671	6,124,791	6,992,953	6,130,556	5,613,823
Non-interest expense	16,616,635	15,763,755	16,199,124	14,246,174	13,436,503
Income before income taxes	6,463,658	4,746,241	6,957,650	9,994,919	10,043,060
Income taxes	1,548,000	1,435,000	2,228,000	3,272,000	3,187,000
Net income	$ 4,915,658	3,311,241	4,729,650	6,722,919	6,856,060
Net income per common share	$ 3.70	2.49	3.56	5.05	5.15
Dividends per common share	$ 1.35	1.35	1.35	1.35	1.25

MERCHANTS & MARINE BANCORP, INC.
FINANCIAL HIGHLIGHTS

	IN THOUSANDS AS OF DECEMBER 31,				
	2010	2009	2008	2007	2006
BALANCE SHEET:					
Total assets end of year	$ 503,395	450,474	436,283	459,533	487,719
Loans, net	216,470	207,113	198,383	200,812	196,024
Securities	230,215	178,183	177,350	183,367	203,608
Deposits	428,201	382,868	367,245	383,423	426,071
Stockholders' equity	52,351	50,985	49,061	48,441	42,980
INCOME STATEMENT:					
Interest income	20,158	20,163	23,864	27,891	25,198
Interest expense	3,609	4,997	7,137	9,220	7,014
Net interest income	16,549	15,166	16,727	18,671	18,184
Provision for possible loan losses	1,027	781	563	561	318
Net interest income after provision for possible loan losses	15,522	14,385	16,164	18,110	17,866
Non-interest income	7,559	6,125	6,993	6,131	5,614
Non-interest expense	16,617	15,764	16,199	14,246	13,437
Net income	4,916	3,311	4,730	6,723	6,856
Cash dividends declared	1,796	1,796	1,796	1,796	1,663
PER SHARE DATA:					
Net income	3.70	2.49	3.56	5.05	5.15
Cash dividends	1.35	1.35	1.35	1.35	1.25
Book value	39.34	38.32	36.88	36.41	32.31
RATIOS:					
Return on average equity	9.44	6.67	9.44	14.73	16.60
Return on average assets	0.97	0.72	1.01	1.35	1.38
Capital to assets	10.40	11.32	11.25	10.47	8.81
Dividends declared as percentage of income	36.53	54.24	37.97	26.71	24.25

PHONE 228 • 762 • 3311
3118 PASCAGOULA STREET
PASCAGOULA, MS 39567


M&M
MERCHANTS & MARINE
BANCORP, INC.

FAX 228 • 934 • 1346
P.O. BOX 729
PASCAGOULA, MS 39568 • 0729

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Merchants & Marine Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Merchants & Marine Bancorp, Inc. management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2010, the company's internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting because that requirement under Section 404 of the Sarbanes-Oxley Act of 2002 was permanently removed for non-accelerated filers pursuant to the provisions of Section 989G(a) set forth in the Dodd-Frank Wall Street Reform and Consumer Protection Act enacted into federal law in July 2010.

Royce Cumbest
Chief Executive Officer
February 14, 2011

Forward-looking Statements

This Annual Report contains certain forward-looking statements regarding, among other things, the anticipated financial and operating results of Merchants & Marine Bancorp, Inc. (the "Company"). Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release any modification or revisions to these forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions investors that future financial and operating results may differ materially from those projected in forward-looking statements made by, or on behalf of, the Company. The words "expect," "intend," "should," "may," "could," "believe," "suspect," "anticipate," "seek," "plan", "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical fact may also be considered forward-looking. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially include, those described in the Company's Annual Report on Form 10-K for the year ended December 31, 2010, and without limitation, (i) the Company's ability to effectively execute its business plans; (ii) greater than anticipated deterioration or lack of sustained growth in the national or local economies; (iii) rapid fluctuations or unanticipated changes in interest rates; (iv) continuation of the historically low short-term interest rate environment; (v) increased competition with other financial institutions in the markets that the Company serves; (vi) continuing consolidation in the financial services industry; (vii) losses, customer bankruptcy, claims and assessments; (viii) changes in state and federal legislation, regulations or policies applicable to banks or other financial service providers, including regulatory or legislative developments arising out of current unsettled conditions in the economy including implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act; (ix) possible negative effects from the sizable oil spill off the coast of Louisiana in late April 2010; and (x) changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board ("FASB") or other regulatory agencies.

Formation of Holding Company

On April 24, 2008, the Company consummated its acquisition of 100% of the outstanding shares of Merchants & Marine Bank (the "Bank") common stock pursuant to the terms of an Agreement and Plan of Share Exchange, dated as of February 5, 2008, by and between the Company and the Bank. In connection with the Share Exchange, the holders of Bank common stock exchanged their shares of Bank common stock for a like number of shares of Company common stock. Following consummation of the Share Exchange, the Company is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is subject to regulation by the Board of Governors of the Federal Reserve Bank. The common stock of the Bank constitutes substantially all of the assets of the Company. The Company has no other subsidiaries and the Bank accounts for substantially all of the Company's assets, liabilities, income and expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Summary

The Company is a one bank holding company which acquired 100% of the Bank's common stock on April 24, 2008 and is the successor issuer to the Bank pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Bank, a state-chartered institution since 1932, is a full service, federally insured bank serving Jackson and George Counties, Mississippi. The main office of the Bank is located in Pascagoula. Branch offices are located in Moss Point, Gautier, Escatawpa, Ocean Springs, Wade, Hurley, St. Martin and Lucedale. The Bank offers commercial and individual financial services consisting of business and personal checking accounts, certificates of deposit, various forms of real estate, commercial and industrial and personal consumer financing. *U.S. Banker* magazine has ranked the Bank as one of the Top 200 Community Banks in the nation and Bauer Financial, Inc. has given the Bank a 5-Star rating for the 69th consecutive quarter indicating that the Bank is one of the strongest banks in the nation. The Company is subject to regulation, supervision and examination by the Mississippi Department of Banking and Consumer Finance, the SEC, the Federal Reserve and the FDIC. At December 31, 2010, the Company's assets totaled $503 million and it employed 127 persons on a full-time equivalent basis.

Hurricane Katrina hit the Mississippi Gulf Coast on August 29, 2005. Katrina's wide spread devastation will be felt for years to come. Some of the challenges still facing our service area include insurance availability and settlements, housing, building code changes, flood elevation revisions, population shifts and business and staffing needs.

In late April 2010, the explosion and collapse of the Deepwater Horizon drilling rig in the deep waters of the Gulf of Mexico caused a major oil leak at the wellhead that has only recently been fully contained. While the long term impact of this accident cannot yet be determined, the spill has caused, and continues to cause, significant disruption to the Mississippi Gulf Coast's tourism and fishing industries. In addition the U. S. Government imposed a six-month drilling moratorium on deepwater rigs through November 30, 2010 and has implemented new safety regulations for all offshore drilling operations, and the U.S. Congress is considering legislation that could impact the operations of offshore drillers. The owner of the well, BP PLC, has committed to compensate those impacted by the oil spill and has established a fund to pay claims. We are uncertain at this time of the future impact of the oil spill, if any, on our financial condition or results for the year but will continue to monitor and take appropriate steps to respond to the situation.

Earnings Highlights

The Company's net income for 2010 was $4,916,000, an increase of 48.5% from $3,311,000 for the year 2009 and an increase of 3.9% when compared to 2008 year-end results. The increase in net income is primarily due to gains recognized on the sales of real estate owned and investment security gains. The following discussions, tables and the accompanying financial statements presented outline the change in earnings from 2010 to 2009 to 2008. Return on average assets for 2010 was 1.0% compared to 0.73% for 2009 and to 1.0% for 2008. Return on average equity was 9.4%, 6.7% and 9.4% in 2010, 2009 and 2008, respectively. Earnings per share were $3.70, $2.49 and $3.56 in 2010, 2009 and 2008, respectively.

Earning Assets

A detailed comparison of the Company's average earning assets and non-earning assets for the years 2010, 2009 and 2008 is presented in Table 1 of this report. The Company's earning assets include loans, investments, and federal funds sold. Average earning assets for 2010 totaled $453,000,000, an increase of

11.2%, compared to $407,522,000 for 2009 and $412,832,000 for 2008, a decrease of 1.3% and 6.5% in 2009 and 2008, respectively. Average net loans increased by $6,200,000 or 3.0% in 2010, $9,689,000 or 4.9% in 2009 and decreased by $4,158,000 or 2.0% in 2008. Average securities increased by $36,507,000 or 21.8%, in 2010 compared to decreases of $19,509,000 or 10.4% and $28,339,000 or 13.1% 2009 and 2008, respectively. Average federal funds sold decreased by $22,514,000 or 73.2% at year-end 2010, compared to increases of $4,510,000 or 17.2% and $3,844,000 or 17.2% at year-end 2009 and 2008, respectively. The decrease in 2010 is due to the Company's excess funds being placed in an account at the Federal Reserve Bank. This account is new for 2010 and had an average balance of $25,285,000. A detailed comparison of the Company's average earning assets for the years 2010, 2009 and 2008 is presented in Table 1 of this report.

Net Interest Income

The major source of the Company's income comes from gathering funds from deposit sources and investing them in loans and securities. Net interest income is the revenue generated from earning assets less the cost of interest paid on deposits and other interest bearing liabilities. Balancing interest rate, credit, liquidity, and capital risks, while managing its assets and liabilities to maximize income growth is the Company's primary long-term objective.

A company's net interest margin is a prime indicator of its profitability. The net interest margin reflects the spread between interest earning asset yields and interest bearing liability costs and the percentage of interest earning assets funded by interest bearing liabilities. The net margin, on a tax equivalent basis, was 3.6%, 3.7% and 4.0%, at year-end 2010, 2009 and 2008, respectively. Tax equivalent net interest income increased by 8.3% at year-end 2010 and decreased by 9.1% and 10.4% at year-end 2009 and 2008, respectively.

Average net loans increased by $6,200,000 or 3.0% and loan interest income decreased $70,000 or 0.5% at year-end 2010. Average net loans increased by $9,689,000 or 4.9% and loan interest income decreased $622,000 or 4.2% at year-end 2009. Average net loans decreased by $4,158,000, or 2.0% and loan interest income decreased $1,305,000 or 8.1% at year-end 2008. The decrease in loan income in 2010 thru 2008 is a result of lower yields. The decrease in loan volume in 2008 is result of lower volumes and rates. Yields on taxable securities decreased as market rates were lower in 2010 through 2008. Yields on tax-exempt securities decreased by 4 basis points at year-end 2010 as maturing securities were reinvested in lower rate securities. The average volume of all securities increased by 21.8% in 2010, compared to a decrease of 10.4% in 2009 when compared to 2008, and total securities income decreased by $63,000 or 1.0% due to decreased rates in 2010. The increase in securities volume in 2010 is a result of an increase in deposits. The average balance of federal funds sold decreased by $22,514,000 or 73.2% and increased by $4,510,000 or 17.2% for 2009 when compared to 2008. Yields on these funds decreased 6 basis points from year-end 2010 to 2009, resulting in income from these funds decreasing by 83.0%.

Total average deposits increased by $45,830,000 or 11.6% in 2010, compared to a decrease of $13,489,000 or 3.3% when comparing 2009 to 2008, and by $36,990,000, or 8.3% when comparing 2008 to 2007. A major reason for the large increase in deposits in 2010 was the addition of a new public fund customer. Total average interest bearing liabilities increased by 42.0% in 2010 compared to decreases of 14.9% in 2009 and 4.6% in 2008, respectively. Rates paid on these funds decreased by 95, 42 and 55 basis points in 2010, 2009 and 2008, respectively. The decrease in rates paid resulted in decreases in interest expense of 27.8%, 30.0% and 22.6% in 2010, 2009 and 2008, respectively. Average interest bearing checking, MMF, and savings accounts average balances increased by 74.8% in 2010 and decreased by 21.2% and 9.8% in 2009 and 2008, respectively. Interest expense on these deposits decreased 14.2%, 30.6% and 30.0% in 2010, 2009 and 2008, respectively. Rates paid on these funds decreased by 72 basis points in 2010. Average time deposit balances increased by 3.6% in 2010 and decreased by 0.9% and 5.1% in 2009 and 2008, respectively. The average rate paid on these funds was 1.8% in 2010, 2.9% in 2009 and 3.8% in 2008. Interest expense on time deposits decreased 36.3% in 2010, 24.9% in 2009 and 11.8% in 2008. The decreases in 2010, 2009 and 2008 were due to decreased rates. Average federal funds purchased and securities sold under agreements to repurchase increased in 2010 by 0.1% and decreased in 2009 and 2008 by 35.2% and 2.5%. Rates on these funds decreased 13, 140 and 175 basis points, in 2010, 2009 and 2008. Interest expense on these funds decreased by 40.0% in 2010, 87.7% in 2009 and 51.4% in 2008, due to lower volumes and rates paid. Tables 1 and 2 provide more information on the Company's net interest income and rate and volume variances.

Interest Rate Sensitivity

Managing interest rate risk is an integral part of the financial success of the Company. The process of interest rate risk management includes the monitoring of each component of the balance sheet and its sensitivity to interest rate changes. Management monitors the day-to-day exposure to changes in interest rates in response to loan and deposit flows and makes adjustments accordingly.

The Company uses an earnings forecast model that simulates multiple interest rate scenarios and the effects on the Company's net margin, in addition to using traditional gap tables. The model analyzes the earnings risk by revealing the probability of reaching future income levels based on balance sheet changes caused by interest rate fluctuations. The model and traditional gap analysis indicate the Company is liability sensitive, which means that in a rising rate environment, the Company's net interest margin will decrease. See Table 14 for a detailed analysis of the Company's interest rate sensitivity.

The Company's operations are not ordinarily impacted by inflationary factors. However, because the Company's assets are largely monetary in nature, its operations are subject to changes in interest rates.

Loans

One of the largest components of the Company's earning assets is its loan portfolio. Loans are the highest yielding asset category and also contain the largest amount of risk. Meeting the credit needs of Jackson and George Counties, with special emphasis on consumer and small business loans, continues to be the primary goal of the Company.

Average loans, net of unearned income, as a percentage of average earning assets, was 47.5%, 51.2% and 48.2%, for the years 2010, 2009 and 2008, respectively. The average loan to deposit ratio was 48.9% at year-end 2010, 52.9% at year-end 2009 and 48.8% at year-end 2008. Average net loans increased by $6,200,000 or 3.0% when comparing 2010 to 2009, $9,689,000 or 4.9% when comparing 2009 to 2008, and decreased by $4,158,000, or 2.0% when comparing 2008 to 2007.

Loan growth in the real estate portfolio resulted in an increase in loans secured by real estate from $133,001,000 at year-end 2008, to $142,787,000 at year-end 2009 and $159,589,000 at year-end 2010. Commercial and industrial loans and loans to municipal and local governments totaled $30,880,000, $31,325,000 and $29,800,000 at year-end 2010, 2009 and 2008, respectively. Consumer loans decreased to $28,222,000 and $35,535,000 in 2010 and 2009 and increased to $37,780,000 in 2008. Other loans increased to $1,069,000 in 2010, decreased by $295,000 in 2009 and increased by $106,000 in 2008 when compared to 2007. See Table 6 of this report for comparison of the loan portfolio composition.

Allowance for Loan Losses

Historical losses, trends and management's opinion of the adequacy of the allowance for loan losses ("ALL") determine the allocations made to the loan loss reserve. Management considers the following factors in determining the adequacy of the allowance: 1) periodic reviews of individual credits, 2) gross and net charge-offs, 3) loan portfolio growth, 4) historical levels of the allowance to total loans, 5) the value of collateral securing loans, 6) the level of past due and non-accruing loans, and 7) current and future economic conditions and their potential impact on the loan portfolio.

The allowance to total loans was 1.5% at year-end 2010, 1.5% at year-end 2009 and 1.5% at year-end 2008.

The Company immediately charges off any loan when it is determined to be uncollectible. However, experience shows that certain losses exist in the portfolio have not been identified. The allowance is allocated to absorb losses on all loans and is not restricted to any one group of loans. Company management has determined that the balance of the allowance for loan losses is adequate to cover potential future losses. The provision for loan losses totaled $1,027,000 for year-end 2010, $781,000 for year-end 2009 and $563,000 for year-end 2008. The provision increased during 2010 due to an increase in net charge-offs and an overall increase in the allowance. See Tables 8 and 9 for a detailed analysis of the Company's allowance for loan losses.

Critical Accounting Policies

The accounting principles the Company follows and our methods of applying these principles conform to accounting principles generally accepted in the United States and general practices within the banking industry. In connection with the application of those principles to the determination of the Company's ALL, the Company has made judgments and estimates, which have significantly impacted our financial position and results of operations.

Company management assesses the adequacy of the ALL prior to the end of each quarter. This assessment includes procedures to estimate the ALL and test the adequacy and appropriateness of the resulting balance. The ALL consists of two portions: (1) an allocated amount representative of specifically identified credit exposure and exposures readily predictable by historical or comparative experience; and (2) an unallocated amount representative of inherent loss, which is not readily identifiable. Even though the ALL is composed of two components, the entire allowance is available to absorb any credit losses.

The Company establishes the allocated amount separately for two different risk groups: (1) unique loans (commercial loans, including those loans considered impaired); and (2) homogenous loans (generally consumer loans). The allocation for unique loans is done primarily on risk rating grades assigned to each of these loans as a result of our loan management and review processes. Each risk-rating grade is assigned an estimated loss ratio, which is determined based on the experience of management, discussions with regulators, historical and current economic conditions and our independent loan review process. Management estimates losses on impaired loans based on estimated cash flows at the loan's original effective interest rate or the underlying collateral value. Estimated loss ratios are also assigned to our consumer portfolio. However, the estimated loss ratios for these homogenous loans are based on the historical loss rates of the category of consumer credit (e.g., automobile, residential mortgage, home equity) and not on the results of individual loan reviews.

The unallocated amount is particularly subjective and does not lend itself to exact mathematical calculation. The Company uses the unallocated amount to absorb inherent losses which may exist as of the balance sheet date for such matters as changes in the local or national economy, the depth or experience in the lending staff, any concentrations of credit in any particular industry group, and new banking laws or regulations. After assessing applicable factors, management evaluates the aggregate unallocated amount based on its experience.

The resulting ALL balance is then tested by comparing the balance in the allowance account to historical trends and peer information. Management then evaluates the result of the procedures performed, including the testing results, and concludes on the appropriateness of the balance of the ALL in its entirety. The Company's audit committee of our board of directors review the assessment prior to the filing of quarterly financial information.

In assessing the adequacy of the ALL, the Company also relies on an ongoing loan review process. This process is undertaken to ascertain whether there are loans in the portfolio whose credit quality has weakened over time and to assist in the overall evaluation of the risk characteristics of the entire loan portfolio. The loan review process includes the judgment of management, the input from our independent loan reviewer, who is not an employee of the Company, and reviews that may have been conducted by regulatory agencies as part of their usual examination process. Management estimates losses on impaired loans based on estimated cash flows or fair value of underlying collateral.

Management believes the reserve is adequate at this time, based on a review of the portfolio and discussions with regulatory officials.

The Company does not use derivatives and therefore no allowance for such instruments is made on the Company's financial statements.

Asset Quality

Non-performing assets include non-accruing loans that are 90 days or more past due and other real estate acquired through foreclosure or property purchased by the Company for future Company expansion.

Total non-performing assets at year-end 2010 were $6,382,000, compared to $3,146,000 at year-end 2009 and $837,000 at year-end 2008. Non-performing assets, as a percentage of total loans, were 2.9% at year-end 2010, 1.5% at year-end 2009 and 0.4% at year-end 2008. Non-accrual loans and accruing loans over 90 days past due were $4,106,000 or 1.9%, $951,000 or 0.5% and $601,000 or 0.3%, of total loans at year-end 2010, 2009 and 2008, respectively. Other real estate totaled $2,276,000 or 1.0% at year-end 2010, $2,195,000 or 1.0% of total loans at year-end 2009 and $236,000 or 0.1% of total loans at year-end 2008. The increase in nonperforming assets is due to the weakened economy. See Table 10 for additional information concerning the Company's non-performing assets.

Securities Available for Sale and Investment Securities

The Company's securities portfolio is another large component of the Company's earning assets and had book values totaling $230,216,000, $178,184,000 and $177,348,000 for the years ending 2010, 2009 and 2008, respectively.

The securities portfolio is divided into two classifications, available for sale and held to maturity. The available for sale portion contains all securities which management believes could be subject to sale prior to their stated maturity. This category allows Company management to meet liquidity needs, as well as affording the Company the opportunity to take advantage of market shifts or anticipated changes in interest rates, yield curve changes and inter-market spread relationships. This portion of the portfolio is also used to help manage the Company's interest rate and credit risks in the overall balance sheet. In accordance with Accounting Standards Codification Topic 320, Investments in Debt and Equity Securities, securities in the available for sale category are accounted for at fair market value with unrealized gains or losses excluded from earnings and reported as a separate component of stockholder's equity until realized. Unrealized losses, net of taxes, of $1,918,000 and gains, net of taxes, of $215,000 and $216,000 were included in stockholder's equity at year-end 2010, 2009 and 2008, respectively. The held to maturity portion of the portfolio contains debt securities which the Company intends to hold until their contractual maturity date. These securities provide the Company with a long term, relatively stable source of income with minimal credit risk. The securities in this category are carried at their amortized costs. A portion of the Company's investment portfolio is pledged as collateral against public deposits, treasury tax and loan and securities sold under agreements to repurchase.

Yields on taxable securities decreased as market rates were lower in 2010, 2009 and 2008. Yields on tax-exempt securities decreased by 4 basis points as maturing securities were reinvested in lower rate securities. The average volume of all securities increased by $36,507,000 or 21.8% in 2010 and decreased by 10.4% in 2009 when compared to 2008, and 13.1% in 2008 when compared to 2007. Total securities income decreased by $63,000 or 1.0% due to decreased rates in 2010. The increase in securities volume was a result of an increase in total deposits for 2010. The average balance of federal funds sold decreased by $22,514,000 or 73.2% for 2010, compared to an increase of $4,510,000 or 17.2% for 2009 when compared to 2008 and increased by $3,844,000, or 17.2% for 2008 when compared to 2007. The decrease in 2010 is attributable to reinvesting a large portion of excess funds into a Federal Reserve Excess Balance account. Yields on these funds decreased 6 basis points from year-end 2010 to 2009. See Tables 4 and 5 for more information about the Company's securities portfolio composition yields and maturity distributions.

Deposits

The Company's primary funding source for loans and investments is its deposit base. Deposits consist of checking, savings and certificates of deposit. The Company's ability to maintain a strong deposit base is of utmost importance in the growth and profitability of the institution. Managing the deposit mix and pricing is designed to be flexible, so that changes in interest rate movements and liquidity needs do not conflict or have an adverse effect on the Company's balance sheet. The Company relies on local consumer, retail, corporate and governmental agencies for its deposit base. Average total deposits increased by $45,830,000 or 11.6%, compared to a decrease of $13,489,000 or 3.3% and $36,990,000 or 8.3%, in 2009 and 2008, respectively. The increase in average deposits for 2010 is due to the addition of a public fund deposit customer. See Tables 11 and 12 for more information about the Company's deposits and maturity distribution.

Liquidity

Liquidity for a financial institution can be expressed in terms of maintaining sufficient funds available to meet both expected and unanticipated obligations in a cost-effective manner. The Company closely monitors its liquidity position to ensure it has ample funds available to meet its obligations. The Company relies on maturing loans and investments, federal funds and its core deposit base to fund its day-to-day liquidity needs. By monitoring asset and liability maturities and the levels of cash on hand, the Company is able to meet expected demands for cash. The Company also has access to federal fund lines at correspondent banks and to an inventory of readily marketable government securities to meet unexpected cash needs. Average federal funds purchases and securities sold under agreement to repurchase represented 2.8%, 3.2% and 4.8% of total average deposits for the years 2010, 2009 and 2008, respectively. See Table 13 for more information concerning the Company's short-term borrowings.

Off Balance Sheet Arrangements

As of December 31, 2010, the Company had unfunded loan commitments outstanding of $30,164,000 and outstanding standby letters of credit of $858,000. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, the Company has the ability to liquidate federal funds sold or securities available-for-sale or on a short-term basis to borrow and purchase federal funds from other financial institutions. The Company historically has been a net seller of federal funds. A detailed statement of cash flows can be found in the accompanying notes to the financial statements.

Contractual Obligations

The Company has certain contractual obligations that arise from its normal course of business. Each category of deposit represents an obligation to pay. While certain categories of deposits (e.g., certificates of deposit) have a contracted expiration date, checking accounts and savings are subject to immediate withdrawal. Table 15 and the notes to the financial statements detail the Company's deposit and lease contractual obligations.

The Company also has a defined benefit plan for substantially all of its employees, as well as former employees, who have retired from the Company; consequently, the Company is contractually obligated to pay these benefits to its retired employees. As of December 31, 2010, the plan was underfunded by $2,457,000, compared to an unfunded amount of $1,907,000 and $1,832,000 at year-end 2009 and 2008. The underfunded status is the result of poor market conditions and the performance of the plan's investment assets. Management is monitoring the funded status of its defined benefit plan closely and will begin contributing additional funding to the plan in 2011. See Notes to Financial Statements - Note 8. Employee Benefit Plans.

Risk-Based Capital/Stockholders' Equity

The Company has always placed a great emphasis on maintaining its strong capital base. The Company's management and Board of Directors continually evaluate business decisions that may have an impact on the level of stockholders' equity. It is their goal that the Company maintains a "well-capitalized" equity position. Based on the capital levels defined by regulators as part of the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991, a "well-capitalized" institution is one that has at least a 10% total risk-based capital ratio, a 6% Tier 1 risk-based capital ratio, and a 5% leverage ratio. The Company's solid capital base is reflected in its regulatory capital ratios. The risk-based capital ratio was 19.7%, 20.1% and 21.9% at year-end 2010, 2009 and 2008, respectively. The Tier 1 risk-based was 18.6% at year-end 2010, 19.1% at year-end 2009 and 20.6% at year-end 2008. The leverage ratio was 11.1%. 11.5% and 10.9% at year-end 2010, 2009 and 2008, respectively.

The Company's capital ratios surpass the minimum requirements of 8.0% for the total risk-based capital ratio, 4.0% for Tier 1 risk-based capital ratio and 3.0% for the leverage ratio. Stockholders' equity to total assets at year-end 2010, 2009 and 2008 was 10.4%, 11.3% and 11.3%, respectively.

Non-Interest Income

Non-interest income includes service charges on deposit accounts, safe-deposit box rent, check cashing fees, data processing income, commissions and charges, and other fees. Service charges on deposit accounts income increased by 7.2% in 2010, compared to a decrease of 4.1% in 2009 and an increase of 1.0% in 2008. The increase in 2010 is due to an increase in the amount of non-sufficient fund charge income recognized in 2010, compared to 2009. Other service charges, commissions, fees, and non-interest income increased by 3.9%, 1.1% and 11.3%, in 2010, 2009 and 2008, respectively. Non-interest income includes gains recognized on three sales of real estate owned during 2010 in the amount of $955,600 and gains on available for sale securities in the amount of $365,400.

With deposit related costs constantly increasing, the Company has revised its fee structure in order to maintain competitive and this new pricing will go into effect during the first quarter of 2011.

Non-Interest Expense

The Company's goal is to enhance customer service through efficient and effective delivery of its products and services. Enhancing operational resources, while containing overhead expenses, is a top priority of the Company. While interest expense is one of the largest expenses of the Company, employee's salaries, equipment and building expenses, legal fees, FDIC insurance, and other expenses combined make up the largest category of the Company's expenses. Proper management of these costs is extremely important to the profitability of the Company.

Salary and employee benefits expense increased 0.3%, 12.5% and 6.7% in the years 2010, 2009 and 2008, respectively. The increase in 2009 is attributed to increases in employee raises and an increase in the defined benefit pension plan expense. Occupancy and equipment expense decreased by 6.9% in 2010 compared to an increase of $468,000 or 17.1% and $303,000 or 12.4%, at year–end 2009 and 2008, respectively. The decrease in 2010 is due to a reduction in the amount of property taxes paid for 2010. The increase in 2009 is primarily a result of increases in property taxes, insurance, and depreciation of two new branch offices. Other expenses increased by 20.2% in 2010, compared to a decrease of 26.3% in 2009 and compared to an increase of 22.5% in 2008. The increase in 2010 was due to an increase in FDIC insurance assessments and a change in the computation of director's deferred compensation. Total non-interest expense increased by 5.1% in 2010, compared a decrease by 3.3% in 2009, compared to increases of 13.7% in 2008.

Income Taxes

Income tax expense totaled $1,548,000, $1,435,000 and $2,228,000, for the years 2010, 2009 and 2008, respectively. The Company's effective tax rate was 23.9% in 2010, 30.2% in 2009 and 32.0% in 2008.

TABLE 1
COMPARATIVE AVERAGE BALANCES - YIELDS AND RATES
(Dollars in Thousands)

The following table shows the major categories of interest-earning assets and interest-bearing liabilities with their corresponding average daily balances, related interest income or expense and the resulting yield or rate for the three years ended December 31, 2010, 2009 and 2008:

	2010			2009			2008		
Assets	**Average Balance**	**Interest Income/ Expense**	**Average Yield/ Rate**	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Interest-earning assets:									
Loans, net of unearned income	**$ 215,128**	**$ 14,031**	**6.52%**	$ 208,928	$ 14,101	6.75%	$ 199,239	$ 14,723	7.39%
Securities held to maturity:									
Taxable	**122,745**	**3,642**	**2.97%**	104,730	4,212	4.02%	155,437	7,422	4.77%
Exempt from Federal income tax	**23,201**	**719**	**3.10%**	13,747	432	3.14%	8,347	293	3.51%
Securities available for sale:									
Taxable	**58,397**	**1,614**	**2.76%**	49,359	1,394	2.82%	23,561	802	3.40%
Other interest earning assets	**25,285**	**51**	**0.20%**	-	-	0.00%	-	-	0.00%
Federal funds sold and securities purchased under agreements to resell	**8,244**	**9**	**0.11%**	30,758	53	0.17%	26,248	617	2.35%
Total interest-earning assets	**$ 453,000**	**20,066**	**4.43%**	$ 407,522	20,192	4.95%	$ 412,832	23,857	5.78%
Non interest-earning assets:									
Cash and due from banks	**17,038**			16,673			24,677		
Bank premises and equipment	**16,228**			17,423			16,074		
Other assets	**18,425**	**48,231**		14,807	-		14,947		
Allowance for possible loan losses	**(3,091)**			(3,056)			(2,784)		
Total assets	**$ 501,600**			$ 453,369			$ 465,746		

TABLE 1 (continued)
COMPARATIVE AVERAGE BALANCES - YIELDS AND RATES (continued)
(Dollars in Thousands)

	2010			2009			2008		
Liabilities	**Average Balance**	**Interest Income/ Expense**	**Average Yield/ Rate**	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Interest-bearing liabilities:									
INT DDA's, MMF & Savings	**$ 243,902**	**1,670**	**0.68%**	$ 139,557	1,947	1.40%	$ 177,198	2,804	1.58%
Time Deposits	**109,505**	**1,916**	**1.75%**	105,666	3,010	2.85%	106,594	4,008	3.76%
Federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings	**12,171**	**24**	**0.20%**	12,153	40	0.33%	18,766	325	1.73%
Total interest-bearing liabilities	**$ 365,578**	**3,610**	**0.99%**	$ 257,376	4,997	1.94%	$ 302,558	7,137	2.36%
Noninterest-bearing liabilities:									
Deposits	**74,924**			137,296			105,603		
Other liabilities	**8,990**			9,028			7,480		
Total liabilities	**449,492**			403,700			415,641		
Stockholder's equity	**52,108**			49,669			50,105		
Total liabilities and stockholders' equity	**$ 501,600**			$ 453,369			$ 465,746		
Net interest income/ margin-tax equivalent		**$ 16,456**	**3.63%**		$ 15,195	3.73%		$ 16,720	4.05%
Tax equivalent adjustment:									
Loans		**148**			185			211	
Investment securities		**719**			432			293	
Securities available for sale		**-**			-			-	
Other									
Total tax equivalent adjustment		**867**			617			504	
Net interest income		**$ 17,323**			$ 15,812			$ 17,224	

TABLE 2
TAXABLE EQUIVALENT RATE/VOLUME VARIANCE ANALYSIS
(Dollars In Thousands)

The following table sets forth, for the periods indicated, a summary of the changes in interest income and interest expense resulting from changes in volume and changes in rates.

	Year ended December 31, 2010					
	2010 Compared to 2009 Increase(Decrease) Due To			2009 Compared to 2008 Increase(Decrease) Due To		
	Volume	Rate	Net	Volume	Rate	Net
Interest income on:						
Loans	$ 6,200	$ (70)	$ 6,130	$ 9,689	$ (622)	$ 9,067
Investment securities:						
Taxable	18,015	(570)	17,445	(50,707)	(3,210)	(53,917)
Exempt from Federal income tax	9,454	287	9,741	5,400	139	5,539
Securities available for sale:						
Taxable	9,038	220	9,258	25,798	592	26,390
Other interest earning assets	25,285	51		-	-	-
Federal funds sold and securities purchased under agreements to resell	(22,514)	(44)	(22,558)	4,510	(564)	3,946
Total	$ 45,478	$ (126)	$ 20,016	$ (5,310)	$ (3,665)	$ (8,975)
Interest expense on:						
Int DDA's & Savings deposits	$ 104,345	$ (277)	$ 104,068	$ (37,641)	$ (857)	$ (38,498)
Time deposits	3,839	(1,094)	2,745	(928)	(998)	(1,926)
Federal funds purchased, and securities sold under agreements to repurchase	18	(16)	2	(6,613)	(285)	(6,898)
Total	$ 108,202	$ (1,387)	$ 106,815	$ (45,182)	$ (2,140)	$ (47,322)
Changes in net interest income-tax equivalent	$ (62,724)	$ 1,261	$ (86,799)	$ 39,872	$ (1,525)	$ 38,347

The increase(decrease) due to changes in average balances reflected in the above table was calculated by applying the preceding year's rate to the current year's change in the average balance. The increase (decrease) due to changes in average rates was calculated by applying the current year's change in the average rates to the current year's average balance. Using this method of calculating increases(decreases), any increase or decrease due to both changes in average balances and rates is reflected in the changes attributable to average rate changes.

TABLE 3
SECURITIES AVAILABLE FOR SALE AND PORTFOLIO SECURITIES
(Dollars In Thousands)

The available for sale classification of securities, includes all portfolio securities which management believes may be subject to sale prior to their contractual maturities, and are stated at aggregate market value. Investment securities include all portfolio securities that the Company intends to hold to maturity and are carried at amortized cost. The carrying amounts of securities available for sale and portfolio securities are presented as of the dates indicated.

	DECEMBER 31,		
	2010	**2009**	**2008**
Securities available for sale			
U. S. Treasury and other U. S. Government agencies	**$ 116,217**	$ 33,178	$ 30,239
Obligations of states and political subdivisions	-	-	-
Mortgage-backed securities	-	-	-
Other securities	**117**	148	-
Total securities available for sale	**$ 116,334**	$ 33,326	$ 30,239
Investment securities			
U. S. Treasury and other U. S. Government agencies	**$ 83,157**	$ 123,670	$ 137,196
Obligations of states and political subdivisions	**29,825**	20,288	9,313
Mortgage-backed securities	-	-	-
Other securities	**900**	900	600
Total investment securities	**113,882**	144,858	147,109
Total securities available for sale and investment securities	**$ 230,216**	$ 178,184	$ 177,348

TABLE 4
MATURITY DISTRIBUTION AND YIELDS OF SECURITIES AVAILABLE FOR SALE AND INVESTMENT SECURITIES
(Dollars in Thousands)

The following table shows the maturities and weighted average yields of the Company's securities available for sale and investment securities at December 31, 2010:

	Maturing								
	Within 1 Year		After 1 Yr But Within 5 Yrs		After 5 Yrs But Within 10 Yrs		After 10 Yrs.		
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Carrying Amount
Securities available for sale									
U.S. Treasury and other U.S. Government agencies......	$ 5,003	3.75%	$ 5,001	1.25%	$ 106,213	2.99%	$ -	0.00%	$ 116,217
Other securities...	117								
Total securities available for sale......	$ 5,120	3.75%	$ 5,001	1.25%	$ 106,213	2.99%	$ -	0.00%	$ 116,334
Investment securities									
U.S. Treasury and other U.S. Government agencies......	$ 4,000	4.07%	$ 49,007	2.26%	$ 30,150	3.61%	$ -	0.00%	$ 83,157
Obligations of states and political subdivisions....	886	4.40%	14,241	4.13%	10,672	4.18%	4,026	5.92%	29,825
Other securities...	900								900
Total investment securities....	$ 5,786	4.24%	$ 63,248	3.20%	$ 40,822	3.90%	$ 4,026	5.92%	$ 113,882
Total securities available for sale and investment securities.....	$ 10,906	3.93%	$ 68,249	2.73%	$ 147,035	3.04%	$ 4,026	5.92%	$ 230,216

At December 31, 2010, the Company held investment securities issued by the State of Mississippi with an aggregate carrying amount of $28.7 million and a market value of $28.9 million. The yield on obligations of states and political subdivisions has been calculated on a fully tax equivalent basis.

TABLE 5
SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY
(Dollars in Thousands)

	SECURITIES AVAILABLE-FOR-SALE DECEMBER 31, 2010				SECURITIES HELD-TO-MATURITY DECEMBER 31, 2010			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U S GOVERNMENT AND AGENCY SECURITIES	$ 119,168,000	$ 5,000	$ (2,956,000)	$ 116,217,000	$ 83,157,000	$ 1,219,000	$ -	$ 84,376,000
STATE AND MUNICIPAL SECURITIES	-	-	-	-	29,825,000	587,000	(399,000)	30,013,000
OTHER SECURITIES	72,000	45,000	-	117,000	900,000	-	-	900,000
TOTAL	$ 119,240,000	$ 50,000	$ (2,956,000)	$ 116,334,000	$ 113,882,000	$ 1,806,000	$ (399,000)	$ 115,289,000

	SECURITIES AVAILABLE-FOR-SALE DECEMBER 31, 2009				SECURITIES HELD-TO-MATURITY DECEMBER 31, 2009			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U S GOVERNMENT AND AGENCY SECURITIES	$ 32,927,000	$ 279,000	$ (28,000)	$ 33,178,000	$ 123,670,000	$ 1,043,000	$ (240,000)	$ 124,473,000
STATE AND MUNICIPAL SECURITIES	-	-	-	-	20,288,000	826,000	(41,000)	21,073,000
OTHER SECURITIES	72,000	76,000	-	148,000	900,000	-	-	900,000
TOTAL	$ 32,999,000	$ 355,000	$ (28,000)	$ 33,326,000	$ 144,858,000	$ 1,869,000	$ (281,000)	$ 146,446,000

	SECURITIES AVAILABLE-FOR-SALE DECEMBER 31, 2008				SECURITIES HELD-TO-MATURITY DECEMBER 31, 2008			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U S GOVERNMENT AND AGENCY SECURITIES	$ 29,841,000	$ 310,000	$ -	$ 30,151,000	$ 137,196,000	$ 2,431,000	$ -	$ 139,627,000
STATE AND MUNICIPAL SECURITIES	-	-	-	-	9,314,000	196,000	(12,000)	9,498,000
OTHER SECURITIES	72,000	16,000	-	88,000	600,000	-	-	600,000
TOTAL	$ 29,913,000	$ 326,000	$ -	$ 30,239,000	$ 147,110,000	$ 2,627,000	$ (12,000)	$ 149,725,000

TABLE 6
LOAN PORTFOLIO
(Dollars in Thousands)

Loans outstanding at the end of the year indicated are shown in the following table classified by type of loans:

	2010	2009	2008
Commercial, Industrial & Governmental	**$ 30,880**	$ 31,325	$ 29,800
Real Estate	**159,589**	142,787	133,001
Consumer Loans	**28,222**	35,492	37,780
Other Loans	**1,069**	599	894
Total Loans	**$ 219,760**	$ 210,203	$ 201,475

TABLE 7
LOAN MATURITIES & INTEREST RATE SENSITIVITY
(Dollars In Thousands)

The following table shows the amount of loans outstanding as of December 31, 2010 (excluding those in non-accrual status) based on the scheduled repayments of principal:

Remaining Maturity Fixed Rate	
3 months or less	**$ 16,763**
Over 3 months through 12 months	**35,641**
Over 1 year through 5 years	**156,846**
Over 5 years	**6,593**
Total Loans	**$ 215,843**

TABLE 8
ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES
(Dollars in Thousands)

The following table outlines the activity for the allowance for loan losses for the past three years:

	Year ended December 31,		
	2010	**2009**	**2008**
Beginning Balance	**$ 3,100**	$ 3,100	$ 3,100
Charge Offs:			
Commercial & Industrial	**147**	83	78
Real Estate	**336**	296	68
Consumer	**1,022**	739	681
Other			
Total Charge Offs	**1,505**	1,118	827
Recoveries:			
Commercial & Industrial	**123**	54	44
Real Estate	**25**	-	6
Consumer	**498**	283	214
Other			
Total Recoveries	**646**	337	264
Net Charge Offs	**859**	781	563
Provision for Possible Losses	**1,027**	781	563
Ending Balance	**$ 3,268**	$ 3,100	$ 3,100
Total Loans Outstanding	**$ 219,760**	$ 210,203	$ 201,475
Average daily loans	**$ 215,128**	$ 208,928	$ 199,239

Percentages:	**2010**	2009	2008
Allowance for loan losses to end of quarter total loans	**1.5%**	1.5%	1.5%
Allowance for loan losses to average loans	**1.5%**	1.5%	1.6%
Allowance for loan losses to nonperforming assets	**51.2%**	98.5%	370.4%
Net charge offs to average loans	**0.4%**	0.4%	0.3%

TABLE 9
ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
(Dollars in Thousands)

The following table represents the allocation of the allowance for loan losses by loan categories and is based on an analysis of individual credits, historical losses, and other factors. This allocation is for analytical purposes only as the aggregate allowance is available to absorb losses on any and all loans.

	December 31, 2010		2009		2008	
	% Gross Loans Outstanding	Loan Loss Allowance Allocation	% Gross Loans Outstanding	Loan Loss Allowance Allocation	% Gross Loans Outstanding	Loan Loss Allowance Allocation
Commercial & Industrial	**1.80**	**$ 59**	7.09	$ 220	4.95	$ 153
Real Estate	**81.66**	**2,669**	61.39	1,903	13.38	415
Consumer	**12.29**	**402**	23.20	719	43.87	1,360
Other	**4.25**	**139**	7.99	248	2.04	63
Unallocated	**-**	**-**	0.33	10	35.76	1,109
	100.00	**$ 3,268**	100.00	$ 3,100	100.00	$ 3,100

TABLE 10
NONPERFORMING ASSETS
(Dollars in Thousands)

This table summarizes the amount of nonperforming assets at the end of the fourth quarter of the years indicated.

	December 31, 2010	2009	2008
Non-accrual Loans & Accruing Loans Past Due 90 Days or more	**$ 4,106**	**$ 951**	$ 601
Other Real Estate	**2,276**	**2,195**	236
	$ 6,382	**$ 3,146**	$ 837
Nonperforming Assets as % of Total Loans	**2.9%**	**1.5%**	**0.4%**
Non-accrual Loans & Loans Past Due 90 Days or More as % of Total Loans	**1.9%**	**0.5%**	**0.3%**

TABLE 11
AVERAGE DEPOSITS
(Dollars In Thousands)

The daily average amounts of deposits for the periods indicated are summarized in the following table:

	YEAR ENDED DECEMBER 31,		
	2010	**2009**	**2008**
Non-interest bearing deposits	**$ 74,924**	$ 77,927	$ 105,603
Interest-bearing deposits	**243,902**	199,147	177,198
Interest-bearing time deposits	**109,505**	106,107	106,594
Total	**$ 428,331**	$ 383,181	$ 389,395

TABLE 12
TIME DEPOSITS OF $100,000 OR MORE, MATURITY DISTRIBUTION
(Dollars In Thousands)

Maturities of time certificates of deposits $100,000 or more outstanding at December 31, 2010 are summarized in the following table:

Time remaining until maturity	
3 months or less	**$ 12,412**
Over 3 through 12 months	**49,877**
Over 12 months	**8,345**
Total	**$ 70,634**

TABLE 13
SHORT-TERM BORROWINGS
(Dollars in Thousands)

The following table presents a summary of the Company's short-term borrowings at December 31, for each of the last three years and the corresponding interest rates:

	December Balance	Daily Average Balance	Average Interest Rate*	Maximum Month-End Balance
2010				
Federal funds purchased and securities sold under agreements to repurchase	**$ 13,730**	**$ 12,171**	**0.20%**	**$ 13,730**
2009				
Federal funds purchased and securities sold under agreements to repurchase	$ 8,434	$ 12,153	0.33%	$ 8,434
2008				
Federal funds purchased and securities sold under agreements to repurchase	$ 10,917	$ 18,766	1.73%	$ 10,917

*on daily average balance

TABLE 14
INTEREST SENSITIVITY
(Dollars In Thousands)

The following table reflects the interest sensitivity of the Company over various periods as of December 31, 2010, based on contractual maturities as of that date:

	0-3 Months	4-12 Months	1-5 Years	Over 5 Years	Total
Assets					
Interest-earning assets:					
Loans, net of unearned income......	$ 20,639	$ 35,641	$ 156,846	$ 6,593	$ 219,719
Investment securities..........	3,149	2,637	63,248	44,848	113,882
Securities available for sale......	5,120	-	5,001	106,213	116,334
Federal funds sold and securities purchased under agreements to resell................	3,147	-	-	-	3,147
Total interest-earning assets....	32,055	38,278	225,095	157,654	453,082
Noninterest-earning assets				50,314	50,314
Total assets	$ 32,055	$ 38,278	$ 225,095	$ 207,968	$ 503,396
Liabilities and stockholders' equity					
Interest-bearing liabilities:					
Int DDAs, MMF, Savings deposits	$ 21,146	$ 68,139	$ 145,676	$ -	$ 234,961
Time deposits..............	22,102	74,595	17,463	-	114,160
Federal funds purchased, and securities sold under agreements to repurchase..	13,730	-	-	-	13,730
Total interest-bearing liabilities .	56,978	142,734	163,139	-	362,851
Noninterest-bearing deposits.......	13,534	39,807	26,273	-	79,614
Other liabilities				9,181	9,181
Stockholders' equity...........				51,750	51,750
Total liabilities and stockholders' equity........	$ 70,513	$ 182,541	$ 189,411	$ 60,931	$ 503,396
Interest sensitive gap..........	$ (38,458)	$ (144,263)	$ 35,684	$ 147,037	
Cumulative interest sensitive gap	$ (38,458)	$ (182,721)	$ (147,037)	$ (0)	
Cumulative interest sensitive gap as a percent of total assets......	-7.64%	-36.30%	-29.21%	0.00%	

TABLE 15

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES, AND OFF-BALANCE SHEET ARRANGEMENTS
(Dollars In Thousands)

The following table presents, as of December 31, 2010, significant fixed and determinable contractual obligations to third parties by payment date:

	PAYMENTS DUE IN				
	ONE YEAR OR LESS	ONE TO THREE YEARS	THREE TO FIVE YEARS	OVER FIVE YEARS	TOTAL
Deposits without a stated maturity	$ 142,626	$ 85,975	$ 85,974	$ -	$ 314,575
Consumer certificates of deposit	96,697	14,479	2,984	-	114,160
Federal funds borrowed & repurchase agreements	13,730	-	-	-	13,730
Operating leases	-	-	-	-	-
Purchase obligations	-	-	-	-	-

COMMITMENTS

The following table details the amounts and expected maturities of significant commitments as of December 31, 2010:

	ONE YEAR OR LESS	ONE TO THREE YEARS	THREE TO FIVE YEARS	OVER FIVE YEARS	TOTAL
Commitments to extend credit:					
Commercial	$ 6,860	$ 319	$ -	$ -	$ 7,179
Residential real estate	2,621	-	-	-	2,621
Revolving home equity and credit card lines	3	720	-	-	723
Other	19,642	-	-	-	19,642
Standby letters of credit	$ 858	$ -	$ -	$ -	$ 858

PENSION EXPENSE (Net Periodic Pension Cost)

	2010 Annual	2010 Quarterly	2009 Annual	2009 Quarterly
(1) Service cost	$ 405,474	$ 101,369	$ 320,583	$ 80,146
(2) Interest cost	601,251	150,313	587,119	146,780
(3) Expected return on assets	(659,804)	(164,951)	(548,938)	(137,235)
(4) Amortization of transition (asset) or liability	-	-	-	-
(5) Amortization of prior service cost	-	-	-	-
(6) Amortization of (gain) or loss	271,928	67,982	335,659	83,915
(7) Total	$ 618,849	$ 154,713	$ 694,423	$ 173,606

Quantitative and Qualitative Disclosures about Market Risk

The Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of the Company's operation, the Company is not subject to foreign currency exchange or commodity price risk.

Interest rate risk management is an integral part of the financial success of the Company. The process of interest rate risk management includes the monitoring of each component of the balance sheet and its sensitivity to interest rate changes. Management monitors the day-to-day exposure to changes in interest rates in response to loan and deposit flows and makes adjustments accordingly.

In addition to using traditional gap tables, the Company uses an earnings forecast model that simulates multiple interest rate scenarios and the effects on the Company's net interest margin. The model analyzes the earnings risk by revealing the probability of reaching future income levels based on balance sheet changes caused by interest rate fluctuations. The model and traditional gap analysis indicate the Company is liability sensitive, which means that in a rising rate environment, the Company's net interest margin will generally decrease.

There have been no material changes in reported market risks during the year ended December 31, 2010.

Controls and Procedures

The Company maintains disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by it in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. The Company carried out an evaluation under the supervision and with the participation of its management, including its principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation of these disclosure controls and procedures, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were effective to timely alert them to material information relating to the Company and its consolidated subsidiaries to be included in the Company Exchange Act reports.

There were no changes in the Company's internal control over financial reporting for the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Information Relating to Common Stock

At December 31, 2010, the Company's authorized capital stock consisted of 5,000,000 shares of common stock, par value $2.50 per share, of which 1,330,338 were issued and outstanding. The common stock is not traded on an exchange nor is there a known active trading market. As of December 31, 2010, the common stock of the Company was held of record by 986 stockholders. Based solely on information made available to the Company from limited numbers of buyers and sellers, the Company believes that the following table sets forth the quarterly range of sales prices for the Company's stock during the years 2010 and 2009.

Stock Prices

2010	High	Low
1st Quarter	$40.50	$40.00
2nd Quarter	40.00	40.00
3rd Quarter	40.00	40.00
4th Quarter	40.00	40.00

2009	High	Low
1st Quarter	$40.00	$40.00
2nd Quarter	42.00	40.00
3rd Quarter	41.00	40.00
4th Quarter	41.00	40.00

During each quarter of 2010 and 2009, cash dividends on common stock were paid as follows:

	2010	2009
1st Quarter	$ .25	$ .25
2nd Quarter	.30	.30
3rd Quarter	.25	.25
4th Quarter	.55	.55
Total	$1.35	$1.35

Although no assurances can be given, the Company anticipates that cash dividends on shares of the Company's common stock will continue to be paid during 2011, subject to the discretion of the Board of Directors.

Form 10-K Annual Report

The Company files an Annual Report with the Securities and Exchange Commission on Form 10-K that is due March 31, 2011. Immediately after such filing, a copy of such report will be available, without charge, to any shareholder by writing to Royce Cumbest, Chairman of the Board, President and Chief Executive Officer, Merchants & Marine Bancorp, Inc., Post Office Box 729, Pascagoula, Mississippi 39568-0729.

Merchants & Marine Bancorp, Inc.


Total Return Performance
Index Value
140
120
100
80
60
40
20
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
Merchants & Marine Bancorp, Inc.
NASDAQ Composite
Merchants & Marine Bank 2010**

	Period Ending					
Index	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**
Merchants & Marine Bancorp, Inc.	100.00	103.33	112.60	116.44	120.42	124.54
NASDAQ Composite	100.00	110.39	122.15	73.32	106.57	125.91
Merchants & Marine Bank 2010**	100.00	115.28	80.24	63.61	46.76	53.60

**Prices and dividend information was supplied to SNL Financial LC by company.*

*Merchants & Marine Bank 2010 Peer Group** consist of American National Bankshares Inc. (AMNB), Ameris Bancorp (ABCB), Bank of Granite Corporation (GRAN),Britton & Koontz Capital Corporation (BKBK), Capital City Bank GroupInc. (CCBG), Colony Bankcorp, Inc. (CBAN), Fidelity Southern Corporation (LION) ,First Bancorp (FBNC), National Bankshares, Inc. (NKSH), PAB Bankshares, Inc. (PABK), Renasant Corporation (RNST) and Seacoast Banking Corporation of Florida (SBCF)*

Source : SNL Financial LC, Charlottesville, VA

www.snl.com

MERCHANTS & MARINE BANCORP, INC.
AND
MERCHANTS & MARINE BANK

BOARD OF DIRECTORS

Royce Cumbest
Chairman, President and Chief Executive Officer
Merchants & Marine Bancorp, Inc. and
Merchants & Marine Bank

Mrs. Lynda Gautier
Retired Certified Public Accountant

John F. Grafe
Retired Businessman

Frank J. Hammond, III
Attorney
Watkins & Eager, PLLC

Scott B. Lemon
Co-Owner
Lemon-Mohler Insurance Agency

Paul H. (Hal) Moore, Jr., M.D.
Radiologist
Singing River Radiology Group

Diann Payne
Executive Director
Jackson County Civic Action

Gerald J. St. Pé
President
St. Pe' & Associates

Thomas B. Van Antwerp
Executive Director
Providence Hospital Foundation

Julius A. (Jay) Willis, Jr., DMD
Dentist
Willis and Parker Family Dentistry, P.A.

HONORARY DIRECTORS

Jerry L. Lee
President and Chief Executive Officer
Jerry Lee's Grocery, Inc.

Paul H. Moore, Sr., M.D.
Retired Radiologist
Singing River Radiology Group

MERCHANTS & MARINE BANK
Officers as of December 31, 2010

Royce Cumbest *
Chairman of the Board, President and CEO

C. Henry Fox, Jr.*
Executive Vice President/Chief Operating Officer

Herman E. Smith*
Executive Vice President/Chief Lending Officer

Martin J. (Marty) Regan *
Senior Vice President/Operations

Elise Bourgeois*
Senior Vice President/Cashier/ Chief Financial Officer

James M. Wheat *
Senior Vice President/Investment Officer/Security Officer

Todd Trenchard *
Senior Vice President/Marketing and Business Development

Barbara B. Bass
Corporate Governance Officer/Corporate Secretary

T.J. Golson
Vice President/Retail Banking

Brenda Tingle
Vice President/Branch Manager

Bobbie Jo Cline
Vice President/Human Resources Director

Noel Grafe
Vice President/Credit Analyst

Diana Miles
Compliance Officer/Bank Secrecy Act Officer

Glenda Walker
Assistant Vice President/Collections

Mike Grimme
Data Processing Manager

*Executive Officers

John Wright
Data Processing Officer

Richard Cauley
Data Processing Officer

Joyce Johnson
Branch Operations Officer

Sara Gammill
Audit Manager

James Watkins
Purchasing Officer

Landon McCarty
Loan Officer

S.T. Phillips
Assistant Vice President/Branch Manager

Sherrill Edwards
Loan Officer

Karen Whitford
Vice President/Branch Manager

Mack Rushing
Vice President/Branch Manager

Amy Lemon
Mortgage Officer

Stephanie Broussard
Vice President/Branch Manager

Kristi Burge
Assistant Vice President/Branch Manager

Scott Hicks
Vice President/Branch Manager

Connie Buckhalter
Loan Officer/Branch Operations Supervisor

MERCHANTS & MARINE BANK

Locations of Bank Offices and
On Premises Automated Teller Machines

Pascagoula Office
3118 Pascagoula Street, Pascagoula

Bel Air Branch
2600 Old Mobile Highway, Pascagoula

Market Street Branch
1825 Market Street, Pascagoula

Moss Point Office
4619 Main Street, Moss Point

St. Martin Office
6416 N. Washington Avenue, Ocean Springs

Lucedale Office
11283 Old Highway 63 South, Lucedale

Escatawpa Office
7616 Highway 613, Moss Point

Gautier Office
2235 Highway 90, Gautier

Ocean Springs Office
2802 Bienville Boulevard, Ocean Springs

Wade Branch
16831 Highway 63, Moss Point

Hurley Office
21536 Highway 613, Moss Point

Locations of Off Premises Automated Teller Machines

Jerry Lee's Grocery
1804 Ingalls Avenue, Pascagoula
Cash Dispensing

Wayne Lee's Grocery
1317 Telephone Road, Pascagoula
Cash Dispensing

Singing River Mall
2800 Highway 90, Gautier
Cash Dispensing

Jerry Lee's Grocery & Market
2425 Highway 90, Gautier
Cash Dispensing

Food Tiger Shopping Center
11628 Highway 57, Vancleave
Cash Dispensing/Night Depository

Broome's Grocery #1
1801 Government Street, Ocean Springs
Cash Dispensing

ATT Call Center
3051 Bienville Boulevard, Ocean Springs
Cash Dispensing

MANDMBANK.COM

Pascagoula • Moss Point • Escatawpa • Gautier
Ocean Springs • St. Martin • Wade • Hurley • Lucedale


Member
FDIC


EQUAL HOUSING
LENDER

MERCHANTS & MARINE BANCORP, INC.
3118 Pascagoula Street
Pascagoula, Mississippi 39567
March 3, 2011

PROXY STATEMENT

The enclosed proxy is being solicited by the Board of Directors (the "Board") of Merchants & Marine Bancorp, Inc., (the "Company") in connection with the Annual Meeting of Shareholders, scheduled to be held on April 7, 2011, at Merchants & Marine Bank, 3118 Pascagoula Street, Pascagoula, Mississippi 39567, at 10:00 A.M., local time, and any adjournment thereof. Each of the persons designated as a proxy is either a director or officer of the Company. This Proxy Statement and the enclosed form of proxy, together with the Company's Annual Report to Shareholders for the fiscal year ended December 31, 2010, will be mailed on March 11, 2011, to each shareholder of record on February 4, 2011. To assure adequate representation at the Annual Meeting, shareholders are requested to sign, date and return promptly the enclosed form of proxy.

BUSINESS TO BE CONSIDERED AT ANNUAL MEETING OF SHAREHOLDERS

It is expected that the following business will be considered and action taken thereon at the Annual Meeting:

(1) Election of three directors, each to serve for a term of office expiring at the 2014 Annual Meeting of Shareholders and until their successors are duly elected and qualified; and

(2) Transaction of such other business as may properly come before the meeting or any adjournments thereof.

No person is authorized to give any information or to make any representation other than those contained in this Proxy Statement and if given or made such information must not be relied upon as having been authorized.

TABLE OF CONTENTS

SUMMARY

This summary of certain information contained elsewhere in this Proxy Statement is intended for the convenience of the shareholders of the Company and does not purport to be complete. The recipient of this Proxy Statement should read and understand the entire Proxy Statement. This summary is qualified in its entirety by the more detailed information contained herein and the documents referred to in this Proxy Statement.

The Annual Meeting

Time, Date and Place:

The Annual Meeting of the shareholders of the Company will be held at Merchants & Marine Bank, 3118 Pascagoula Street, Pascagoula, Mississippi 39567 at 10:00 A.M. local time on Thursday, April 7, 2011.

Record Date:

Only shareholders of record of the Company Common Stock at the close of business on February 4, 2011 are eligible to vote at the 2011 Annual Meeting. On February 4, 2011, the Company had outstanding 1,330,338 shares of Common Stock held by approximately 986 holders of record.

Purpose of Meeting:

The shareholders of the Company are being asked to consider and act upon (i) the election of three directors to serve for a term of office expiring at the 2014 Annual Meeting of Shareholders or until their respective successors are duly elected and qualified; and (ii) such other matters as may properly come before the Annual Meeting or any adjournment thereof.

Vote Required:

As of the record date, directors and executive officers of the Company and their affiliates currently beneficially owned 201,439 shares of Company Common Stock which represents 15.14% of the outstanding shares of Company Common Stock. All such directors and officers intend to vote their shares of Company Common Stock "For" each of the nominees for election as directors. On all matters, except the election of directors, each share of Company Common Stock is entitled to one vote. For the election of directors, cumulative voting is permitted. See "PROPOSAL 1: ELECTION OF DIRECTORS — General."

The board of directors of the Company recommends that you vote "For" each of the nominees for election as directors.

Voting and Solicitations of the Proxy:

Any shareholder giving a proxy has the power to revoke it at any time before the proxy is voted. A proxy may be revoked at any time before it is exercised (i) by delivering to the President of the Company, or to the officer presiding at the meeting, either a written notice of revocation or a properly executed proxy bearing a subsequent date, or (ii) by voting in person at the Annual Meeting. All proxies that are properly executed and returned will be voted at the meeting in accordance with the instructions contained in the proxy, unless the proxy is revoked prior to the vote. If no instructions are given, the proxy will be voted by the designated holder(s) of the proxy (i) FOR the election of the nominees for election as directors listed in this Proxy Statement; and (ii) in their discretion with respect to such other business as may properly come before the meeting. The cost of the solicitation of proxies is paid by the Company. In addition to the use of the mails, proxies may be solicited in person, or by telephone, by certain officers of the Company.

Quorum: Abstentions and Non-Votes:

The presence, in person or by proxy, of the holders of at least a majority of the shares of Company Common Stock outstanding and entitled to vote will constitute a quorum for the transaction of business at the Annual Meeting. If a properly executed proxy is returned and the shareholder has abstained from voting on a matter, the shares represented by such proxy will be considered present at the Annual Meeting for purposes of determining a quorum and for purposes of calculating the vote, but will not be considered to have voted in favor of such matter.

If you do not expect to attend the meeting in person, please sign, date and return the proxy in the enclosed envelope so that a quorum can be obtained and your stock can be voted in accordance with your directions.

STOCK OWNERSHIP

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of February 4, 2011, with respect to the shares of Company Common Stock owned by (i) the directors and the nominees for election to the Board, (ii) the Named Executive Officers (as defined herein), (iii) each shareholder of the Company known to management of the Company to own beneficially more than 5% of the outstanding shares of the Company Common Stock, and (iv) all directors and executive officers as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class
Thomas B. Van Antwerp (2)	88,851 (3)	6.68%
Gerald J. St. Pé	43,291 (4)	3.25%
Paul H. (Hal) Moore, Jr., M.D.	16,312 (5)	1.23%
Lynda J. Gautier	13,128 (6)	*
Frank J. Hammond, III	11,489 (7)	*
Royce Cumbest	11,219 (8)	*
John F. Grafe	4,644 (9)	*
Julius A. (Jay) Willis, Jr., DMD	4,266 (10)	*
Scott B. Lemon	395 (11)	*
Diann M. Payne	150 (12)	*
Herman E. Smith	5,000 (13)	*
C. Henry Fox	100 (14)	*
All Directors and Executive Officers as a Group (14 persons) (15)	201,439	15.14%

* Represents less than 1% of the Company Common Stock outstanding.

(1) All persons listed have sole investment and sole voting power as to the shares shown as beneficially owned by them except where noted otherwise.

(2) Address: 7752-A Patrick Landing Road, Bay Minette, Alabama 36507.

(3) Mr. Van Antwerp may be deemed the beneficial owner of 36 shares owned of record by his spouse. Mr. Van Antwerp previously held voting power and was deemed the beneficial owner of 74,857 shares owned of record by Staples Family, LLC, an Alabama limited liability company which was dissolved January 20, 2010 and distributed to the Staples Family heirs; however, his beneficial ownership includes 16,479 shares held directly by Mr. Van Antwerp that were distributed to him upon such dissolution. Mr. Van Antwerp has sole voting power and may be deemed the beneficial owner of 11,178 shares held by The Hearin-Chandler Foundation for which he serves as Trustee. Mr. Van Antwerp has sole voting power pursuant to Powers of Attorney as follows: 1,304 shares for T. Bragg Van Antwerp, Jr.; 1,304 shares for Virginia O. Van Antwerp; 1,304 shares for Sherry C. McGowin; 908 shares for Buckner W. Hamilton, III; 290 shares for Buckner W. Hamilton, Jr.; 870 shares for Emily H. Shell; 18,019 shares for Louise S. McCarron; 405 shares for Louise Brock; 17,167 shares for Catherine V. Hamilton; 6,469 shares for Alfred L. S. Shearer; and 6,469 shares for Thomas M. Shearer.

(4) Mr. St. Pe' may be deemed the beneficial owner of 43,099 shares owned of record jointly with his spouse.

(5) Dr. Moore may be deemed the beneficial owner of 2,676 shares owned of record by his spouse, 480 shares held in an IRA account for his benefit and 985 shares owned by the Paul H. Moore, Sr. and Jean M. Moore GST Trust, of which Dr. Moore is both trustee and beneficiary. He is also the beneficial owner of 900 shares owned of record by Michael Riley Moore. Dr. Moore holds voting power in his capacity as a custodian under the Mississippi UGTML to 1,581 shares and may be deemed a beneficial owner with respect to those shares.

(6) Ms. Gautier may be deemed the beneficial owner of 2,053 shares owned jointly with her spouse, and 1,289 shares listed as Morgan Keegan, Custodian for Lynda J. Gautier, SEP IRA, and deemed beneficial owner of 6,610 shares owned of record by her spouse.

(7) Mr. Hammond holds voting power and may be deemed the beneficial owner of 9,113 shares owned by the Frank J. Hammond, Jr. Testamentary Trust, the beneficiaries of which are Jane L. Hammond, widow of Frank J. Hammond, Jr., Alice L. Hammond, one of the children of Frank J. Hammond, Jr., and five grandchildren of Frank J. Hammond, Jr., two of whom are children of Frank J. Hammond, III.

(8) Mr. Cumbest may be deemed the beneficial owner of 1,203 shares owned of record jointly with his spouse. Mr. Cumbest holds voting power in his capacity as a custodian under the Mississippi UTMA to 9,416 shares and may be deemed a beneficial owner with respect to those shares. Mr. Cumbest holds voting power in his capacity as a custodian under the Mississippi UTMA to 600 shares and may be deemed a beneficial owner with respect to those shares.

(9) Mr. Grafe may be deemed the beneficial owner of 1,444 shares owned of record jointly with his spouse, 144 shares owned jointly with his children, 1,200 shares owned of record by his spouse and 1,055 shares held in an IRA account for his benefit.

(10) Dr. Willis may be deemed the beneficial owner of 4,166 shares owned of record jointly with his spouse and a direct owner of 100 shares payable upon death to his spouse.

(11) Mr. Lemon is a direct owner of 395 shares payable upon death to his spouse.

(12) Mrs. Payne may be deemed the beneficial owner of 20 shares owned jointly with her spouse and a direct owner of 130 shares payable upon death to her spouse.

(13) Mr. Smith may be deemed the beneficial owner of 5,000 shares owned of record jointly with his spouse.

(14) Mr. Fox may be deemed the beneficial owner of 100 shares owned of record jointly with his spouse.

(15) The address for each of the above-named executive officers and directors is c/o Merchants & Marine Bancorp, Inc., 3118 Pascagoula Street, Pascagoula, Mississippi 39567.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's officers and directors, and persons who own more than ten percent of Company Common Stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC"). Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that one Form 5 was required for Dr. Paul H. Moore, Jr., the Company believes that all filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with during the period ended December 31, 2010, except for Forms 4/A filed on January 28, 2010 by Messrs. Van Antwerp and Cumbest, Dr. Moore, and Mrs. Gautier which reflected the inclusion of shares that had been inadvertently omitted from the total holdings reported in prior filings.

CORPORATE GOVERNANCE

General

The Company believes that good corporate governance is important to ensure that the Company is managed for the long-term benefit of its shareholders. The Company has Corporate Governance Guidelines and charters for the Company's audit committee and nominating committee. You can access the Company's Corporate Governance Guidelines and current committee charters in the "About Us – Corporate Governance" section of the Company's website – www.mandmbank.com.

Director Independence

The Board has determined that each of the following directors is an "independent director" within the meaning of The Nasdaq Stock Market LLC ("Nasdaq") listing standards: Paul H. (Hal) Moore, Jr., M.D., Lynda J. Gautier, Gerald J. St. Pé, Thomas B. Van Antwerp, Frank J. Hammond, III, Scott B. Lemon, Diann M. Payne, and Julius A. (Jay) Willis, Jr., DMD.

Director Nominations

The nominating committee is responsible for (i) annually reviewing with the Board the appropriate skills and characteristics required of members of the Board, which, at a minimum, include professional integrity, sound judgment, and sufficient time to devote to Board activities; (ii) annually reviewing and determining any specific qualities or skills that one or more directors must possess; (iii) identifying individuals qualified to become directors consistent with the criteria approved by the Board; (iv) evaluating and considering director candidates proposed by management, any director or any shareholder; and (v) recommending for selection by the Board director nominees for the next annual meeting of shareholders. The Board will then review and approve director nominees for the annual meeting of shareholders.

Each potential director nominee is evaluated on the same basis regardless of whether he or she is recommended by management, by a director or by a shareholder. The Board has not adopted a policy with respect to minimum qualifications for directors. Rather, the nominating committee annually reviews and determines the specific qualifications and skills that one or more director must possess. Each of the nominees for director to be elected at the Annual Meeting of Shareholders was nominated and recommended by the nominating committee and approved by the Board.

The Company does not have a formal policy with regard to the consideration of diversity in identifying director nominees, but the Board strives to nominate directors with a variety of complementary skills and backgrounds so that, as a group, the Board will possess the appropriate talent, skills, and expertise to oversee the Company's business.

The Company has not received director nominee recommendations from any shareholders for the term commencing in 2011 and expiring in 2014. The Board will consider nominees recommended by shareholders, provided that such recommendations comply with the notice, timing and other requirements provided for in the Company's Bylaws. The Bylaws require that shareholder recommendations be delivered to the Secretary of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting. Any shareholder recommendations must set forth, as to each person the shareholder proposes to nominate for election as a director, all information relating to that person that is required to be disclosed pursuant to Regulation 14A under the Exchange Act, including the proposed nominee's written consent to being named in the Company's proxy statement as a nominee and to serving as a director if elected. The recommendation also must set forth the name and address of the shareholder making the recommendation, the class and number of shares of Company Common Stock that are owned beneficially and of record by the shareholder, a representation that the shareholder holds Company Common Stock entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose the nomination, and a representation as to whether the shareholder intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Company's outstanding capital stock required to elect the nominee or otherwise solicit proxies from shareholders in support of the nomination. The Company may require any proposed director nominee to furnish other reasonably requested information to determine whether the nominee is eligible to serve as a director of the Company.

Historically, the Company has not engaged third parties to assist in identifying and evaluating potential director nominees. However, upon approval of the Board, the nominating committee has authority to retain a third party search firm to identify director candidates and to determine the search firm's fees and retention terms.

Code of Ethics

The Company has a Code of Ethics which is applicable to all of the Company's employees, officers, directors, agents and attorneys. In addition, the Company has a Code of Ethics for Principal Executive and Financial Officers of the Company. The Code of Ethics and the Code of Ethics for Principal Executive and Financial Officers is available on the "About Us – Corporate Governance" section of the Company's website – www.mandmbank.com. The Company intends to post amendments to or waivers from its Code of Ethics and its Code of Ethics for Principal Executive and Financial Officers (to the extent applicable to the Company's directors, Chief Executive Officer or principal financial officer) at this location on its website.

Shareholder Communications with Members of the Board

Shareholders who wish to communicate with the Board should do so by sending written correspondence containing any such communications to Merchants & Marine Bancorp, Inc., P.O. Box 729, Pascagoula, Mississippi 39568-0729, Attention: Barbara Bass. As soon as reasonable, but at least once per quarter, Ms. Bass will attend a Board meeting and present to the Board at such meeting any shareholder communications received in the manner described above during the preceding quarter.

Director Attendance at Annual Meeting

The Company has a policy that strongly encourages the Board to attend the annual meeting of shareholders. In order to encourage director attendance at the annual meeting of shareholders, a meeting of the Board is generally held immediately following the annual meeting of shareholders each year. All directors, except Jerry St. Pé, attended the 2010 Annual Meeting of Shareholders.

Board Committees

The Board has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee is composed of Paul H. (Hal) Moore, Jr., M.D., Lynda J. Gautier, Gerald J. St. Pé, Thomas B. Van Antwerp, Julius A. (Jay) Willis, Jr., DMD, Scott Lemon and Diann Payne. Each of the members of the audit committee satisfies the definitions of "independent director" established by the SEC and the Nasdaq listing standards. The audit committee oversees the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company, and prepares the report required by the rules promulgated by the SEC to be included in the Company's annual report to shareholders and filed with the SEC. The audit committee operates pursuant to a written charter which has been adopted by the Board, a copy of which is available in the "About Us – Corporate Governance" section of the Company's website at www.mandmbank.com. The Board believes that the cumulative experience of the directors serving on the audit committee is adequate to provide appropriate oversight of the audit functions and therefore an audit committee financial expert, as defined in Item 407(d)(5) of Regulation S-K promulgated by the SEC, is not necessary for there to be a satisfactory discharge of the audit committee's responsibilities to the Board and the Company's shareholders.

The Board has a separately-designated standing nominating committee. The nominating committee is composed of Gerald J. St. Pé, Paul H. (Hal) Moore, Jr., M.D., Thomas B. Van Antwerp and Diann Payne. Each of the members of the nominating committee satisfies the definition of "independent director" established by the Nasdaq listing standards. The nominating committee provides assistance to the Board in identifying and recommending candidates qualified to serve as directors of the Company and reviews the composition of the Board. The nominating committee operates pursuant to a written charter which has been approved by the Board, a copy of which is available in the "About Us – Corporate Governance" section of the Company's website www.mandmbank.com.

The Board does not have a separate loan committee. Instead, the Board, acting as a whole, performs this function at meetings specifically called for such purposes. When acting in the capacity of a loan committee, the Board approves, reviews and regulates all matters pertaining to loans, discounts and extensions of lines of credit to individuals, corporations and other entities.

The Board also does not have a separate compensation committee. Instead, the independent directors perform this function at meetings specifically called for that purpose. When acting in the capacity of a compensation committee, the independent directors review the performance of the executive officers of the Company and determine the level of such officers' salary and incentive compensation.

Board Leadership Structure

The Board appointed the Company's Chief Executive Officer as Chairman because he is the director most familiar with the Company's business and industry, and as a result is best suited to effectively identify strategic priorities and lead the discussion and execution of strategy. The Board believes that the combined position of Chairman and Chief Executive Officer promotes a united direction and leadership for the Board and gives a single, clear focus for the chain of command for our organization, strategy and business plans. The Board believes that the Company's current leadership structure with the combined Chairman/Chief Executive Officer leadership role enhances the Chairman/Chief Executive Officer's ability to provide insight and direction on important strategic initiatives to both management and the independent directors and, at the same time, ensures that the appropriate level of independent oversight is applied to all board decisions.

Board's Role in Risk Oversight

While the Board has the ultimate oversight responsibility for the risk management process, various committees of the Board assist the Board in fulfilling its oversight responsibilities in certain areas of risk. In particular, the Audit Committee focuses on financial and enterprise risk exposures, including internal controls, and discusses with management, the internal auditors, and the independent registered public accountants the Company's policies with respect to risk assessment and risk management, including risks related to fraud, liquidity, credit operations and regulatory compliance. The Audit Committee also assists the Board in fulfilling its duties and oversight responsibilities relating to the Company's compliance and ethics programs, including compliance with legal and regulatory requirements.

Advisory Committee and Honorary Directors

The Company has had an advisory committee consisting of individual(s) who have been appointed by the Board and who serve at the Board's pleasure. The advisory committee attends meetings of the Board, including the loan committee meetings, and acts in an advisory capacity to the members of the Board. Currently there are no members elected to the Advisory Committee. The Company will evaluate whether to appoint candidates to the Advisory Committee in the future.

The Company has two honorary directors who have been appointed by the Board and who serve at the Board's pleasure. The honorary directors, Paul H. Moore, Sr. and Jerry L. Lee, attend meetings of the Board, including the loan committee meetings, and act in an advisory capacity to the members of the Board.

During the last fiscal year, the fees paid to each of Dr. Moore and Mr. Lee for attendance at meetings equaled, in the aggregate, $37,750. At December 31, 2010, Dr. Moore owned of record and beneficially 2.50% of the total outstanding shares of Company Common Stock and Mr. Lee owned of record and beneficially 2.22% of the total outstanding shares of the Company Common Stock.

Certain Transactions

The independent directors are responsible for reviewing and approving the terms and conditions of all related party transactions.

The Company has banking and other business transactions in the ordinary course of business with directors and officers of the Company and their affiliates, including members of their families, corporations, partnerships or other organizations in which the directors and officers have a controlling interest. These transactions are on substantially the same terms (including price, interest rate and collateral) as those prevailing at the same time for comparable transactions with unrelated parties. In the opinion of management, these transactions do not involve more than the normal risk of collectability or present other unfavorable features to the Company.

Watkins & Eager PLLC, of which Mr. Frank J. Hammond, III is a member, from time to time renders legal services to the Company in the ordinary course of the Company's business. Watkins & Eager PLLC last year received $243,919 in fees and expenses related to legal services performed. This represents less than 1.00% of the revenue of Watkins & Eager PLLC for the year 2010.

Furthermore, Mr. Cumbest, the Company's Chairman, serves as the Company's nominee to Mississippi National Banker's Bank ("MNBB") headquartered in Jackson, Mississippi and serves on the Board of Directors of MNBB. MNBB acts like a cooperative, providing banking services and products to community banks throughout the State of Mississippi. Mr. Cumbest owns ten (10) shares of First National Bankshares, Inc. ("FNBB") stock, the parent company of MNBB, which is required by individuals serving on MNBB's Board of Directors. The shares are subject to an irrevocable option to purchase granted to the Company, and, upon Mr. Cumbest's leaving the Board of Directors of MNBB, the ten (10) shares would immediately be transferred to the Company. The Company, a founding member of MNBB, owns 1,705 shares of FNBB stock. During the year ended December 31, 2010, the Company paid $33,771 in fees to MNBB for correspondent services.

Audit Committee Report

The audit committee has reviewed the Company's audited consolidated financial statements and discussed such statements with management.

The audit committee has discussed with Wolfe, McDuff & Oppie, P.A., the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The audit committee has received the written disclosures and the letter from Wolfe, McDuff & Oppie, P.A., required by applicable requirements of the Public Company Accounting Oversight Board regarding Wolfe, McDuff & Oppie, P.A.'s communications with the audit committee concerning independence, and has discussed with Wolfe, McDuff & Oppie, P.A. its independence. Based on the review and discussions noted above, the audit committee has recommended to the Board that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and be filed with the SEC.

Gerald J. St. Pé
Paul H. (Hal) Moore, Jr., M.D.
Diann M. Payne
Julius A. (Jay) Willis, Jr., DMD
Lynda J. Gautier
Thomas B. Van Antwerp
Scott B. Lemon

The foregoing report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

EXECUTIVE OFFICERS

The following are the current executive officers of the Company who are not also directors. For information regarding the executive officers who are also directors, see "Proposal 1: Election Of Directors - Directors."

Name	Age	Position(s) with Company (1)	Executive Officer Since
C. Henry Fox, Jr. (2)	55	Executive Vice President and Chief Operating Officer	2008
Herman E. Smith (3)	68	Executive Vice President and Chief Credit Officer	1996
Elise Bourgeois (4)	44	Senior Vice President, Cashier and Chief Financial Officer	2009
Martin J. Regan (5)	60	Senior Vice President – Operations	2010
G. Todd Trenchard (6)	52	Senior Vice President – Marketing and Business Development	2009
James M. Wheat (7)	59	Senior Vice President – Investment Officer	2010

(1) Unless otherwise indicated, each of the persons listed in the above table has been engaged in his or her present or a similar position for at least the past five years.

(2) Mr. Fox was promoted to Executive Vice President and Chief Operating Officer on April 18, 2010. Prior to that, Mr. Fox was Senior Vice President – Commercial Lending since August 2008. From June 2005 to August 2008 he was Executive Vice President – Chief Lending Officer for First Bank and Trust of Mississippi and prior to that was with Hancock Bank serving in various capacities including Auditor, Assistant Vice President, and Vice President from February 1979 to June 2005.

(3) Mr. Smith was promoted to Executive Vice President and Chief Credit Officer on April 18, 2010. Prior to that Mr. Smith was Senior Vice President – Lending since June 10, 1996.

(4) Mrs. Bourgeois was promoted to Senior Vice President and Chief Financial Officer on April 18, 2010. Her employment with the Company started on April 3, 2006 as Accounting Clerk, and on May 8, 2007 she was promoted to Cashier.

(5) Martin J. Regan became employed with the Company September 13, 2010 as Senior Vice President – Operations. From 1998 to August 2010 he was Senior Vice President – Payment Processing Operations with Hancock Bank, and was employed with Manufactures and Traders Trust Company as Assistant Vice President – Operations Manager from 1979-1998.

(6) Mr. Trenchard was a consultant for public relations for the Company since 2003. In 2005 he became employed with the Company as Communications Director. From 2007 to 2008 Mr. Trenchard was Vice President and Public Relations Director. In 2009 he was promoted to Senior Vice President of Public Relations, and in April 2010 he became Senior Vice President – Marketing & Business Development.

(7) James M. Wheat was promoted to Senior Vice President – Investment Officer on April 18, 2010. Prior to that, he was Vice President – Branch Manager of the Moss Point branch office since November 1996.

PROPOSAL 1: ELECTION OF DIRECTORS

General

The Company's Bylaws provide for a board consisting of at least ten members. The Board of Directors has the authority, from time to time, to change the number of directors so long as there is a minimum of ten directors thereof. Pursuant to the classified board provision of Company's Articles of Incorporation, the Board is divided into three classes, with directors of one of the three classes elected annually for three-year terms. The terms of directors of the class elected in 2008 to serve until 2011 are due to expire with the 2011 Annual Meeting, and the directors currently serving in this class have been nominated by the Board for reelection for terms that will expire in 2014. These nominees are Lynda J. Gautier, John F. Grafe, and Gerald J. St. Pé.

Each shareholder has the right to cumulate votes and thereby cast that number of votes which is equal to the number of shares entitled to be voted by the shareholder multiplied by the number of directors (3) to be elected, (i.e., one share = 3 votes). These votes may be cast in favor of any one nominee or may be distributed in any manner among all or several of the nominees, at the shareholder's sole discretion. Directors are elected by a plurality of the votes cast.

Should any nominee be unable to serve as a director for any reason, of which none is presently foreseen, it is intended that the proxies will be voted FOR the election of such substitute nominee(s) as the current Board may designate.

Directors

The following table sets forth certain information regarding the three nominees for election to the Board at the 2011 Annual Meeting and the incumbent directors whose terms of office will continue after the 2011 Annual Meeting.

The information describing the current position and prior business experience of each of the nominees and continuing directors below contains information regarding the person's service as a director, public reporting company director positions help currently or at any time during the last five years and the experiences, qualifications, attributes or skills that caused the Board of Directors to determine that the person should serve as a director for the Company.

Name and Principal Occupation (if other than with the Company) (1)	Age	Company Position	Director Since	Term Expires
Lynda J. Gautier Retired, Certified Public Accountant Lynda J. Gautier, CPA (2)	67	Director	1977	2011
John F. Grafe Retired (3)	67	Director	1988	2011
Gerald J. St. Pé St. Pé and Associates, LLC (4)	71	Director	1985	2011
Scott B. Lemon Insurance Agent Lemon-Mohler Insurance (5)	46	Director	2009	2012
Diann M. Payne Executive Director Jackson County Civic Action Committee (6)	53	Director	2009	2012
Thomas B. Van Antwerp Executive Director Providence Hospital Foundation (7)	60	Director	1985	2012
Julius A. (Jay) Willis, Jr., DMD Dentist Willis and Parker Family Dentistry P.A. (8)	58	Director	2007	2012
Royce Cumbest (9)	60	Chairman of the Board, President and Chief Executive Officer/Director	1985	2013
Frank J. Hammond, III Attorney Watkins & Eager PLLC (10)	57	Director	1997	2013
Paul H. (Hal) Moore, Jr., M.D. President and Radiologist Singing River Radiology Group (11)	59	Director	2001	2013

(1) Unless otherwise indicated, each of the persons listed in the above table has been engaged in his or her present or a similar position for at least the past five years.

(2) Lynda J. Gautier (67) – Ms. Gautier's over 40 years of being a Certified Public Accountant in Pascagoula, the principal office of her Company, with clients also in Mobile, Alabama, has enabled her to draw on her financial and tax accounting background as well as long time business and social relationships of the area. Her financial knowledge and skill add to her ability to serve as chairperson of the Company's audit committee.

(3) John F. Grafe (67) – Mr. Grafe is an experienced business leader. His business relationships with a significant number of the Company's clients and target clients offer valuable insight to the Board. He has served on various boards in Jackson County including the Singing River Hospital, YMCA, and Moss Point Redevelopment. After retiring from his business, Grafe Auto Company, Mr. Grafe worked as a consultant with the Company until December 31, 2008.

(4) Gerald St. Pé (71) – Prior to forming St. Pé and Associates, LLC, a private investment company, Jerry St. Pé served 40 years in senior management and corporate executive assignments with both Litton Industries and Northrop Grumman Corporation, two of the nation's largest defense contractors. He retired from Northrop Grumman, after serving 16 years as President and Chief Operating Officer of Northrop Grumman Ship Systems (formally Litton Ship Systems), the nation's largest designer and builder of naval vessels with $5 billion in annual sales and 12,000 employees. He also served as corporate officer of both Litton Industries and Northrop Grumman, with responsibility for the overall operations and management of the company's shipbuilding business, including marketing, strategic planning, production, financial performance, and compliance with Federal and state regulatory agencies. Through his service on the Board of The Southern Company, one of the country's largest utility companies, Mr. St. Pé has 25 years of experience in the area of corporate governance, having served on both the compensation and governance committees of The Southern Company. Mr. St. Pé currently serves as Chairman of the Mississippi Gaming Commission which provides oversight of Mississippi's 29 casinos.

(5) Scott B. Lemon (46) – Mr. Lemon is an insurance agent with Lemon-Mohler Insurance Agency and has extensive experience in the field of insurance and manufacturing. His business relationships with a significant number of clients in the service area offer valuable insight to the Board. Mr. Lemon served as an Advisory Member of the Board from July 31, 2007, and became a Director of the Company in April 2009.

(6) Diann M. Payne (53) – For the past ten years, Ms. Payne has served as the executive director of the Jackson County Civic Action Committee. She was in the banking industry as a bank examiner for FDIC and later an Analyst for a financial institution. She began her career in nonprofit work as finance director in 1984, and served as fiscal officer for thirteen years. Ms. Payne served as an Advisory Member of the Board from July 31, 2007, and became a Director of the Company in April 2009.

(7) Thomas B. Van Antwerp (60) – Mr. Van Antwerp has a diverse background in the business world having held various high level management positions in the newspaper industry and the field of philanthropy. In addition, he was president of his own staffing firm in Atlanta, Georgia where he was responsible for the financial, marketing and human resource functions of this company. Mr. Van Antwerp served as a director of EnergySouth, a publicly traded gas distribution company, from 1993 until its sale in 2008. During his tenure on that board, he served on the executive, governance and audit committees and he was chairman of the compensation and planning committee. He is currently the sole trustee of a charitable foundation and responsible for all investment and distribution decisions of the foundation. He is currently the executive director of Providence Hospital Foundation.

(8) Julius A. (Jay) Willis, Jr., D.M.D. (58) – Dr. Willis practices dentistry at Willis and Parker Family Dentistry P.A. A lifelong resident of Pascagoula, Dr. Willis offers valuable business experience from his many years as a small businessman and owner of a successful dental practice and from his service as an involved civic leader in various capacities. He has many years of service as a member and president of the local school board of the Pascagoula Municipal Separate School District, guiding the district's operations including a successful bond issue campaign and the construction of two new high schools for Jackson County. His leadership experience includes participation as a member of the boards of directors of the local Chamber of Commerce, the United Way, the Regional YMCA, the Gulf Coast Community Foundation, and serving also as President of the Coast Dental Society and the University of Mississippi School of Dentistry Alumni Association.

(9) Royce Cumbest (60) – Mr. Cumbest, in addition to serving as the Chairman of the Board, President and Chief Executive Officer of the Company, serves on the Boards of Directors of Mississippi Export Railroad Company, Inc., First National Bankers Bankshares, Inc., Mississippi Power Company and Mississippi National Banker's Bank. His extensive banking experience and his experience managing the day to day operations of the Company's business provide the Board with knowledge and insight into the Company's operations. Additionally, his active involvement with the Company provides the Board with invaluable institutional knowledge and a comprehensive understanding of the Company's mission.

(10) Frank J. Hammond, Jr. (57) – Mr. Hammond is a member of Watkins & Eager, PLLC in Jackson, Mississippi. He has degrees in accounting, law and a Master of Laws in Taxation. Mr. Hammond has practiced law for over thirty years in Pascagoula and Jackson, Mississippi and has represented a broad array of corporations and individuals with an emphasis on banking, business and estate planning. He is able to contribute to the Board through the breadth and depth of his experience in a broad range of business, corporations, real estate, legal and regulatory matters.

(11) Paul H. (Hal) Moore, Jr., M.D. (59) – Along with practicing medicine, Dr. Moore serves as president of Singing River Radiology Group. This combination provides a unique perspective to the Board concerning responsibility for a small business and insight to the local medical community. Furthermore, Dr. Moore serves on the Singing River Medical Society and is secretary/treasurer of the Singing River Medical Staff – both providing knowledge of the health care industry locally and beyond.

The Board of Directors recommends that you vote "For" the proposed director nominees.

EXECUTIVE COMPENSATION

The Company does not have a compensation committee. Instead, the Board sets the compensation for all officers, including the Chief Executive Officer, based upon annual corporate and individual performance. In the fourth quarter of 2010, the Company's performance goals were reached; therefore, incentives were paid for the Tier 2 level at 3.25% of base salary for an aggregate amount for executive officers and employees of $149,951. On Tuesday, January 11, 2011 after year-end totals were reconciled, an additional 1.75% incentive was approved.

The overacting policy of the independent directors in determining executive compensation, including the compensation of the Chief Executive Officer, is to attract and retain the highest quality talent to lead the Company and to reward key executives based upon the performance of the Company. The independent directors believe that providing incentives to and rewarding the performance of the Company's executive officers enhances the profitability of the Company. The components of executive compensation consist of salary, bonus, pension plan benefits and perquisites. The Company presently has no agreements to provide stock options to its officers.

The Board has reviewed our compensation policies as generally applicable to our employees and believes that our policies do not encourage excessive and unnecessary risk taking, and that the level of risk that they do encourage is not reasonably likely to have a materially adverse effect on the Company.

In evaluating annual corporate performance, the independent directors take into account the return on assets, deposit growth, and other strategic goals set by the Company's management which may change from time to time. In evaluating annual individual performance, the independent directors look to evaluations which are performed on all executive officers by Mr. Cumbest. Mr. Cumbest does not participate in discussions of or vote on matters relating to Chief Executive Officer compensation. All full-time employees, including the executive officers, other than the Chief Executive Officer, were covered in 2010 by the Company's Performance Incentive Plan, whereby employees are awarded an additional compensation of 2% to 5% of base salary if certain increases in income goals are achieved by the Company. In the fourth quarter of 2010, the Company's performance goals were reached; therefore, incentives were paid. On January 11, 2011 after year-end totals were reconciled, an additional 1.75% incentive was approved. The independent directors use the Mississippi Bankers Association's Annual Salary Survey and other sources to monitor and, if necessary, adjust compensation in order to remain competitive in the Company's peer group. The Company is not party to any agreements providing for payments to executive officers upon termination, change of control, or change in responsibilities.

Summary Compensation Table

The following table summarizes the compensation paid or accrued by the Company during the years ended December 31, 2010 and 2009, for the Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (2)	All Other Compensation ($) (3)	Total ($)
L. Royce Cumbest Chairman, President and Chief Executive Officer	2010	285,577	8,938	210,109	8,370	512,994
	2009	275,000	0	117,229	6,703	398,932
C. Henry Fox Executive Vice President and Chief Operating Officer	2010	132,692	8,170	30,042	2,216	173,120
	2009	120,000	2,858	21,396	1,581	145,835

Herman E. Smith Executive Vice President and Chief Credit Officer	2010	125,349	12,774	84,448	4,452	227,023
	2009	118,775	10,125	77,129	4,275	210,304

(1) Messrs. Fox and Smith received loan incentives from the Company.

(2) Represents aggregate change in the actuarial present value of named executive officer's accumulated benefit under the Merchants & Marine Bancorp, Inc., Pension Plan (the "Pension Plan"). Assumptions used to calculate these figures are provided under the table in the section below entitled "Pension Benefits."

(3) Represents premiums paid for life insurance on Messrs. Cumbest, Fox, and Smith for the benefit of their beneficiaries, taxes paid on behalf of Messrs. Cumbest, Fox and Smith for life insurance, and the benefit received by Mr. Cumbest from a vehicle the Company provides him.

Pension and Retirement Plans

The Merchants & Marine Pension Plan (the "Pension Plan") is a defined benefit pension plan. No contributions to the Pension Plan were made for the Plan Year ending October 31, 2010. The estimated years of credited service and benefit information for the Named Executive Officers, as of December 31, 2010, were:

PENSION BENEFITS

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit (1) ($) (d)	Payments During Last Fiscal Year ($) (e)
L. Royce Cumbest	Merchants & Marine Pension Plan	33	$ 903,497	—
C. Henry Fox	Merchants & Marine Pension Plan	2	51,437	—
Herman E. Smith	Merchants & Marine Pension Plan	21	770,241	—

(1) The Present Values of Accumulated Benefits are based on the same assumptions as used under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 715 to prepare Pension Plan information for the Company's financial statements.

The following are among the material features and provisions of the Pension Plan:

- Plan year-end: October 31.
- Eligibility: Salaried employees who have reached age 21 and completed one year of service with at least 1,000 hours.
- Compensation: Total compensation, including salary, any overtime and any bonuses, for the plan year.
- Average earnings: Average total compensation during highest five consecutive plan years.
- Vesting: Five years of service with 1,000 hours.
- Normal retirement age: 65
- Normal retirement benefit: 60% of average earnings, less 75% of Social Security PIA, all reduced proportionately for less than 15 years of service at age 65.
- Early retirement age: 55 and 10 years of service with at least 1,000 hours.
- Early retirement benefit: accrued benefit based on average earnings and years of service to date, reduced actuarially for payment beginning before age 65.
- Normal form of benefit payment: Life income, 120 payments guaranteed.
- Optional forms of benefit: Life income with 0 or 60 guaranteed payments, and joint & survivor forms. Optional forms are actuarially equivalent to the normal form.
- Incidental pre-retirement disability and death benefits are provided.

- Benefits are generally guaranteed by the Pension Benefit Guaranty Corporation, up to certain statutory limits, pursuant to Section 4022 of the Employee Retirement Income Security Act of 1974 ("ERISA").
- The Pension Plan is funded by the Company, with contributions actuarially determined pursuant to ERISA and the Code.

Messrs. Cumbest and Smith have met the age and service requirements for the Pension Plan's early retirement benefit as described above.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Royce Cumbest	$ 8,600	$ 12,000	$ -	$ 20,600
Lynda J. Gautier	21,600	62,980	-	84,580
John F. Grafe	20,600	51,610	-	72,210
Frank J. Hammond, III	8,600	12,000	-	20,600
Scott B. Lemon	21,100	-	-	21,100
Paul H. (Hal) Moore, Jr., M.D.	9,600	12,000	-	21,600
Diann M. Payne	21,600	-	-	21,600
Gerald J. St. Pé	21,600	33,935	-	55,535
Thomas B. Van Antwerp	9,350	12,000	-	21,350
Julius A. (Jay) Willis, Jr., DMD	21,600	-	-	21,600

Directors fees are established annually by the Board. During 2010, each director received fees of $20,600 and each member of the audit committee received $250 for each meeting attended. The members of the nominating committee did not receive compensation for attending the nominating committee meetings. During the year ended December 31, 2010, the Board held a total of 73 meetings. In 46 of the 73 meetings, the Board was acting as a loan committee. In addition, there were six holding company meetings, four audit committee meetings and one nominating committee meeting held during 2010. No director attended fewer than 75% of the aggregate of the 73 meetings and committee meetings.

The Company maintains an unfunded deferred compensation plan for directors (the "Plan") pursuant to which a director may defer fees until the date on which the director attains the age of 65, or, earlier, under certain circumstances, if the director retires after attaining the age of 55. Under the Plan, the Company may, but is not obligated to, purchase life insurance on the director's life. The Plan provides for benefits to be paid to the Director in the event of death prior to retirement or the commencement of retirement benefits. Benefits are actuarially determined individually for a participant based upon the level of contribution, age and normal retirement age. Substantially all of the costs associated with the Plan are related to the contributed directors fees. At December 31, 2010, participants in the Plan were Messrs. Cumbest, Hammond, Van Antwerp, and Dr. Moore. From time to time, with the approval of the Board, other directors may join the Plan or existing participants may cease participation in the Plan. The Company entered into an agreement with John Ford to continue his deferred fees even though he is no longer a director as of April 2, 2010.

Compensation Committee Interlocks and Insider Participation

The Company does not have a compensation committee. Instead, during the year ended December 31, 2010, the entire Board, including Mr. Cumbest, who is an officer of the Company for the year ended December 31, 2010, participated in deliberations concerning executive officer compensation. Mr. Cumbest was not present for discussion of and did not vote on matters concerning Chief Executive Officer and President compensation.

RELATIONSHIP WITH PRINCIPAL ACCOUNTANTS

Wolfe, McDuff, & Oppie, P.A. are the principal accountants for the Company, and it is anticipated that the firm will continue as such during the current year. The Board has also engaged that firm to render various accounting services to the Company in connection with filings with the SEC and other agencies, including tax returns. A representative of the firm is expected to be present at the 2011 Annual Meeting, and will be available to make a statement to shareholders, should he desire to do so, and to respond to appropriate questions.

Fees Billed to the Company during Fiscal 2010 and Fiscal 2009:

	2010	2009
Audit Fees	$106,500.00	$ 98,023.66
Audit-Related Fees	13,000.00	12,002.04
Tax Fees	5,500.00	5,350.00
All Other Fees	14,900.00	7,249.47
Total Fees	$139,900.00	$122,625.17

The audit committee has pre-approval policies pursuant to which the audit committee is required to pre-approve the audit and non-audit services performed by the independent accountants in order to assure that the provision of such services is consistent with the SEC's rules and do not impair auditor independence. Unless a type of service to be provided by the independent accountants has received general pre-approval, it will require specific pre-approval by the audit committee. Any proposed services exceeding pre-approved cost levels will require specific pre-approval by the audit committee. For the year ended December 31, 2010, the Company pre-approved all non-audit services.

The term of any pre-approval is twelve (12) months from the date of pre-approval, unless the audit committee specifically provides for a different period. The audit committee will periodically revise the list of pre-approved services. The audit committee may delegate pre-approval authority to one or more of its members, but may not delegate its responsibilities to pre-approve services performed by the independent accountants to management. Any audit committee member to whom such authority is delegated shall report any pre-approval decisions to the audit committee at its next scheduled meeting.

All requests or applications for services to be provided by the independent accountants must be submitted to the Company's principal financial officer, who will present such requests and applications to the chairman of the audit committee. The chairman of the audit committee will determine if such services are included within the list of services that have been pre-approved by the audit committee. Any breach of the audit committee's pre-approval policies must be immediately reported to the chairman of the audit committee.

Audit Fees. These are fees related to professional services rendered in connection with the audit of the Company's annual financial statements, the reviews of the financial statements included in each of the Company's Quarterly Reports on Form 10-Q, and accounting consultations that relate to the audited financial statements and are necessary to comply with generally accepted accounting principles.

The annual audit services engagement terms and fees will be subject to the specific pre-approval of the audit committee. The audit committee will approve, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope, Company structure or other matters.

In addition to the annual audit services engagement approved by the audit committee, the audit committee may grant pre-approval for other audit services, which are those services that only the independent accountants reasonably can provide.

Audit-Related Fees. Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are traditionally performed by the independent accountants. Audit-related services also include ERISA required audits of the Company's pension and 401(k) plans. The audit committee believes that the provision of audit-related services does not impair the independence of the auditor.

Tax Fees. These are professional services related to tax compliance, tax planning and tax advice. The audit committee believes that the independent accountants can provide such services without impairing the independent accountants' independence.

All Other Fees. These services include management advisory services, computer and other related IT services. The audit committee may grant general pre-approval to those permissible non-audit services that it believes are routine and recurring services, and would not impair the independence of the auditor.

Pre-Approval Fee Levels. Pre-approval fee levels for all services to be provided by the independent accountants will be established periodically by the audit committee. Any proposed services exceeding these levels will require specific pre-approval by the audit committee.

Prohibited Non-Audit Services. The following are specified as prohibited non-audit services under the audit committee's pre-approval policies: management functions; human resources; broker-dealer, investment advisor or investment banking services; legal services; and expert services unrelated to the audit.

OTHER MATTERS

The Company's management knows of no other business that will be brought before the meeting or any adjournment thereof. Should other matters properly come before the meeting, the persons named in a properly executed and returned proxy will vote the shares represented by such proxy according to their best judgment on such matters.

SHAREHOLDER PROPOSALS

Pursuant to Rule 14a-8(e) of the Exchange Act, shareholder proposals submitted in accordance with applicable rules and regulations for presentation at the Company's next annual meeting and received at the Company's executive offices no later than November 3, 2011 will be considered for inclusion in the Company's proxy statement and form of proxy relating to such annual meeting. For other shareholder proposals to be timely (but not considered for inclusion in the Company's proxy statement), a shareholder's notice must be delivered to the Secretary of the Company not later than the close of business on January 7, 2012 nor earlier than the close of business on December 8, 2011. For proposals that are not timely filed, the Company retains discretion to vote proxies it receives. For proposals that are timely filed, the Company retains discretion to vote proxies it receives provided (1) the Company includes in its proxy statement advice on the nature of the proposal and how it intends to exercise its voting discretion and (2) the proponent does not issue a proxy statement.

ADDITIONAL INFORMATION

A copy of the Company's Annual Report to Shareholders for the fiscal year ended December 31, 2010, which includes the Company's financial statements, is enclosed herewith. The Annual Report to Shareholders is not to be regarded as proxy soliciting material.

The Company is subject to the reporting requirements of the Exchange Act, and files an annual report on Form 10-K which also serves as the Company's annual disclosure statement under applicable SEC regulations, quarterly and current reports, proxy statements and other information with the SEC. Our current SEC filings and accompanying exhibits may be inspected without charge at the public reference facilities of the SEC located at 100 F Street, N. E., Washington, D.C. 20549. You may obtain copies of this information at prescribed rates. The SEC also maintains a website that contains reports, proxy statements, registration statements and other information. The SEC website address is www.sec.gov. You may call the SEC at 1-800-SEC-0330 to obtain further information on the operations of the public reference room.